International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2020

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

September 30, 2020

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	10
	Net Income	11

Section IV: Risk Management	Risk Governance	16
	Management of IBRD’s Risks	16

Section V: Governance	Senior Management Changes	25

List of Tables, Figures and Boxes	List of Tables, Figures and Boxes	26
	Tables	26
	Figures	26
	Box	26

IBRD Management’s Discussion and Analysis: September 30, 2020 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the three months ended September 30, 2020 (FY21 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2020 (FY20). For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal years ended June 30,
	2020	2019	2020	2019	2018	2017
Lending Highlights (Section III)

Net commitments [a]	$3,121	$4,009	$27,976	$23,191	$23,002	$22,611

Gross disbursements [b]	7,437	3,236	20,238	20,182	17,389	17,861

Net disbursements [b]	5,161	960	10,622	10,091	5,638	8,731

Income Statement

Board of Governors-approved and other transfers	$-	$(81)	$(340)	$(338)	$(178)	$(497)

Net income (loss)	676	(116)	(42)	505	698	(237)

Balance Sheet

Total assets	$306,305	$277,377	$296,804	$283,031	$263,800	$258,648

Net investment portfolio	82,601	75,029	82,485	81,127	73,492	71,667

Net loans outstanding	209,528	191,983	202,158	192,752	183,588	177,422

Borrowing portfolio	243,390	221,667	237,231	228,763	213,652	207,144

Total equity	41,345	42,138	40,387	42,115	41,844	39,798

Non-GAAP Measures

Allocable Income (Section III)	$339	$370	$1,381	$1,190	$1,161	$795

Usable Equity [c,d] (Section IV)	$47,922	$45,367	$47,138	$45,360	$43,518	$41,720

Equity-to-loans Ratio [d] (Section IV)	22.6%	22.9%	22.8%	22.8%	22.9%	22.8%

a.

Amounts are net of full terminations and cancellations approved in the same fiscal year and include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document).

b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

To meet its development goals, the WBG is increasing its focus on country programs in order to improve growth and development outcomes. The Bank’s operational realignment, which came into effect on July 1st, strengthens the country-driven delivery model, while strengthening thought leadership on development issues of critical importance to sustainable growth and poverty alleviation. Support is being expanded for countries at lower levels of income, and fragile and conflict-affected states. The new model also strengthens the focus on Africa by creating two Vice Presidencies, one focused on Western and Central Africa and the other on Eastern and Southern Africa.

In March 2020, in response to the global outbreak of the coronavirus disease (COVID-19) and to support global public goods, as part of a WBG package, IBRD announced that it could deploy an estimated range of $50-$55 billion over the next 15 months to support member countries in their efforts to contain the pandemic and respond to its immediate health consequences as well as to address the social and economic effects. This amount was estimated in compliance with IBRD’s Financial Sustainability Framework based on market conditions at that time. Given the continued uncertainty around the outbreak’s full impact on markets, as well as on client needs, these estimates are subject to revisions in order to ensure continued compliance with all risk limits. IBRD’s operational response includes three stages: a) Relief stage that involves emergency response to the health threat, b) Restructuring stage that focuses on strengthening health systems, restoring human capital, and restructuring of firms and sectors. and c) Resilient recovery stage that entails new opportunities to build a more sustainable, inclusive and resilient future. Each stage is structured through four thematic crisis response pillars: i) Saving lives, ii) Protecting the poor and vulnerable, iii) Ensuring sustainable business growth and job creation, and iv) Strengthening policies, institutions and investments.

This approach anchors a flexible and focused WBG response to the crisis rooted in its comparative advantages and tailored to the specific circumstances of client groups and individual countries.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

IBRD Management’s Discussion and Analysis: September 30, 2020 3

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability, along with evolving market conditions.

Net Income and Allocable Income

IBRD earned net income of $676 million for the first three months of FY21, compared with a net loss of $116 million during the same period in FY20. The change from a net loss in FY20 YTD to net income in FY21 YTD was primarily due to net unrealized mark-to-market gains on IBRD’s non-trading portfolios. Unrealized mark-to-market gains and losses on non-trading portfolios introduce volatility to IBRD’s net income. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable income is the income measure IBRD uses for making net income allocation decisions. During the first three months of FY21, allocable income was $339 million, a decrease of $31 million from the same period in FY20. The decrease was primarily due to the increase in the provision for credit losses and the increase in net non-interest expenses. (See Section III).

In millions of U.S dollars – YTD

Loans

IBRD’s lending operations during the first three months of FY21 resulted in $3.1 billion of new net loan commitments (net of full terminations and cancellations approved in the same fiscal year) and $7.4 billion of gross loan disbursements. Positive net disbursement activity was the key driver in the increase in net loans outstanding, from $202.2 billion as of June 30, 2020 to $209.5 billion as of September 30, 2020.

In billions of U.S dollars

Net lending commitments (including guarantees) were $0.9 billion lower compared with the same period in FY20 (Table 5). The regions with the largest share of commitments in FY21 were Europe and Central Asia with 39% and Latin America and the Caribbean with 30%.

4 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section I: Executive Summary

Investments

IBRD’s net investment portfolio marginally increased by $0.1 billion, from $82.5 billion as of June 30, 2020 to $82.6 billion as of September 30, 2020. The investments remain concentrated in the upper end of the credit spectrum, with 74% rated AA or above (see Table 9), reflecting IBRD’s objective of principal protection and its resulting preference for high-quality investments.

The net investment portfolio level remained stable and adequate to meet IBRD’s financial commitments even under potential scenarios of severe market disruption.

In billions of US dollars

Borrowings

As of September 30, 2020, the borrowing portfolio totaled $243.4 billion, $6.2 billion above June 30, 2020. The increase was mainly due to net medium-and long-term debt issuances during the period. The funds raised financed development and lending operations and satisfied liquidity requirements.

In billions of US dollars

Usable Equity and Equity-to-Loans Ratio

IBRD’s usable equity increased marginally compared with June 30, 2020. During the first three months of FY21, IBRD received $147 million of paid-in capital under the General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $1.7 billion, 23% of the total amount expected.

The Equity-to-Loans ratio was 22.6% as of September 30, 2020, marginally lower compared with 22.8% as of June 30, 2020, as the increase in the loan and other exposures outpaced the increase in usable equity.

Ratio in percentages

IBRD Management’s Discussion and Analysis: September 30, 2020 5

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with a global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, to flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. However, borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 illustrates IBRD’s financial business model.

6 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section II: Overview

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduce volatility on net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provision for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

The financial results for FY21 reflect the impact of the measures implemented in prior years to enhance IBRD’s financial sustainability. These measures are intended to increase IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability.

In 2018, the Board of Governors (the Governors) endorsed a capital package consisting of a series of policy and financial measures designed to enhance IBRD’s financial capacity on a sustainable basis. The package included the following:

1)	a GCI and SCI that will provide up to $7.5 billion in additional paid-in capital, which was approved by the Governors on October 1, 2018;

2)	new loan pricing measures, which became effective from July 1, 2018;

3)	an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income;

4)	continued efficiency measures and administrative simplification; and

5)	a financial sustainability framework, under which management provides an update of the sustainable annual lending level and the Board approves a crisis buffer, which enables IBRD to respond to crises.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: September 30, 2020 7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU, along with its subsequent amendments, introduces a new credit loss methodology, the Current Expected Credit Losses (CECL) methodology. The ASUs also requires additional credit risk measurement disclosures. IBRD adopted the ASUs on July 1, 2020 (see Notes to Condensed Quarterly Financial Statements, Note A – Summary of Significant Accounting and Related Policies).

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1 for details of the adjustments to reported net income required to calculate allocable income.

8 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section II: Overview

The volatility in IBRD’s net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values reflected in the Statement of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized gains and losses from instruments carried at fair value (borrowings, and derivatives in the loans and other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

IBRD Management’s Discussion and Analysis: September 30, 2020 9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the three months ended September 30,	2020	2019	Variance
Interest revenue, net of borrowing expenses
Loan interest revenue, net	$466	$576	$(110)
Other ALM derivatives, net	126	(5)	131
Investment revenue, net [a]	27	40	(13)

Net interest revenue	$619	$611	$8

Provision for losses on loans and other exposures, net	(37)	(6)	(31)
Net non-interest expenses (Table 7)	(329)	(307)	(22)
Net other revenue (Table 6)	66	52	14
Board of Governors-approved and other transfers	-	(81)	81
Non-functional currency translation adjustments, gains / (losses) net	11	-	11
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [b]	346	(385)	731

Net income (loss)	$676	$(116)	$792

Adjustments to reconcile net income to allocable income:
Pension [c] and other adjustments	20	20	-
Board of Governors-approved and other transfers	-	81	(81)
Non-functional currency translation adjustments, gains / (losses) net	(11)	-	(11)
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [b]	(346)	385	(731)

Allocable income	$339	$370	$(31)

a.	Amounts include unrealized mark-to-market gains (losses) on the Investments-Trading portfolio.
b.	Adjusted to exclude amounts reclassified to realized gains (losses).
c.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $57 million for FY21 YTD, and $54 million for FY20 YTD.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of September 30, 2020, total assets increased by 3% from June 30, 2020. The increase was primarily driven by the increase in net loans outstanding.

Table 2: Condensed Balance Sheet

  In millions of U.S. dollars

As of	September 30, 2020	June 30, 2020	Variance
Investments and due from banks [a]	$86,906	$86,031	$875
Net loans outstanding [b]	209,528	202,158	7,370
Derivative assets, net	4,598	3,744	854
Other assets	5,273	4,871	402

Total Assets	$306,305	$296,804	$9,501

Borrowings	251,074	243,240	7,834
Derivative liabilities, net	1,160	1,473	(313)
Other liabilities	12,726	11,704	1,022
Equity	41,345	40,387	958

Total Liabilities and Equity	$306,305	$296,804	$9,501

a.	September 30, 2020 includes - investments of $84,974 million (June 30, 2020 - $84,161 million) and due from banks of $1,932 million (June 30,2020 -$1,870 million).
b.	The fair value of IBRD’s loans was $217,169 million as of September 30, 2020 ($209,613 million – June 30, 2020).

10 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section III: Financial Results

Net Income

IBRD had net income of $676 million for the first three months of FY21, compared with net loss of $116 million during the same period in FY20. The increase in FY21 YTD primarily reflects unrealized mark-to-market gains on the loan-related derivatives and the borrowing portfolio, mainly driven by the increasing interest rates during the period (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K10).

Results from Lending activities

Loan Interest Revenue, net

Loans are funded by equity, and borrowings raised in the capital markets. The lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans.

For the first three months of FY21, IBRD’s loan interest revenue, net was $466 million, a decrease of $110 million compared with the same period in FY20 (Figure 4). The decrease was driven mainly by the effect of the decreasing interest rates during the period on the portion of the loan portfolio that is sensitive to interest rate movements. This was partially offset by the higher lending volume during the period.

Under IBRD’s pricing policy, the cost of funding is passed on to borrowers. This pricing policy, combined with the effect of IBRD’s other ALM derivatives, which moderates the impact of rates on the portion of the loan portfolio sensitive to interest rate movements, stabilizes interest revenue earned from loans. The combined effect of the interest revenue from Other ALM derivatives, net, along with loan interest revenue, net was an increase of $21 million for the first three months of FY21 compared to the same period of FY20.

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

Table 3: Net Loans Outstanding activity

In millions of U.S. dollars

Net Loans outstanding as of June 30, 2020	$202,158
Activity during the period:
Gross loan disbursements	7,437
Loan repayments	(2,276)
Accumulated provision for loan losses	428
Deferred Loan Income	(3)
Translation adjustment impact	1,784

Total activity	$7,370

Net Loans outstanding as of September 30, 2020	$209,528

Figure 4: Loan Interest Revenue, net

In millions of U.S. dollars, YTD

IBRD Management’s Discussion and Analysis: September 30, 2020 11

Management’s Discussion and Analysis	Section III: Financial Results

As of September 30, 2020, 80% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 19% were denominated in Euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D7.

Gross disbursements during the first three months of FY21 were $7.4 billion, 130% higher compared with the same period in FY20 (Table 4), primarily due to higher activity in Development Policy Financing (DPF) operations.

Table 4: Gross Disbursements by Region

In millions of U.S. dollars

	2020		2019
For the three months ended September 30,	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa [a]	$53	1%	$21	1%	$32
Western and Central Africa [a]	15	*	68	2	(53)
East Asia and Pacific	1,119	15	718	22	401
Europe and Central Asia	533	7	382	12	151
Latin America and the Caribbean	3,087	41	1,381	42	1,706
Middle East and North Africa	1,171	16	411	13	760
South Asia	1,459	20	255	8	1,204

Total	$7,437	100%	$3,236	100%	$4,201

a.

Effective July 1, 2020, the Africa Region was reorganized into two regions: Eastern and Southern Africa and Western and Central Africa. Prior period numbers have been reclassified and presented for comparability.

*	Indicates percentages less than 0.5%.

Net commitments during the first three months of FY21 were $3.1 billion, 22% lower compared with the same period in FY20 (Table 5), primarily due to lower activity in DPF operations.

Table 5: Net Commitments by Region

In millions of U.S. dollars

	2020		2019
For the three months ended September 30,	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa [a]	$-	0%	$1,320	33%	$(1,320)
Western and Central Africa [a]	-	-	-	-	-
East Asia and Pacific	600	19	170	4	430
Europe and Central Asia	1,196	39	696	17	500
Latin America and the Caribbean	925	30	1,158	29	(233)
Middle East and North Africa	200	6	500	13	(300)
South Asia	200	6	165	4	35

Total	$3,121	100%	$4,009	100%	$(888)

a.

Effective July 1, 2020, the Africa Region was reorganized into two regions: Eastern and Southern Africa and Western and Central Africa. Prior period numbers have been reclassified and presented for comparability.

Results from Investing Activities

Investment Portfolio

IBRD’s net investment portfolio was $82.6 billion as of September 30, 2020 ($82.5 billion as of June 30, 2020). Of this amount, $79.9 billion related to the liquid asset portfolio ($79.9 billion as of June 30, 2020). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The

liquid asset portfolio remained stable as the increase in net loan disbursements was primarily offset by the new debt issuances during the period.

Net Investment Revenue

For the first three months of FY21, IBRD’s net investment revenue was $27 million, $13 million lower compared with the same period in FY20, mainly due to the lower interest rate environment in the current period.

12 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section III: Financial Results

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Figure 6: Net Investment Revenue

In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of September 30, 2020, the borrowing portfolio totaled $243.4 billion, a $6.2 billion increase compared with June 30, 2020 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The increase was primarily due to net issuances of medium-and long-term debt during the period. The medium-and long-term debt issuances of $15.7 billion during the period were highly diversified with an average maturity of 7.4 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 7: Borrowing Portfolio

In billions of U.S. dollars

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue. Table 6 provides details on the composition of net other revenue, which was $14 million higher in the first three months of FY21, compared with the same period in FY20. The increase was mainly due to the higher earnings from Post-Employment Benefit Plan (PEBP).

Table 6: Net Other Revenue

In millions of U.S. dollars

For the three months ended September 30,	2020	2019	Variance
Loan commitment fees	$29	$27	$2
Guarantee fees	3	4	(1)
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	33	1	32
PEF and PAF [a]	*	(2)	2
Others	1	22	(21)

Net other revenue (Table 1)	$66	$52	$14

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).In July 2020, all PEF related trades matured.

*	Indicates amounts less than $0.5 million.

IBRD Management’s Discussion and Analysis: September 30, 2020 13

Management’s Discussion and Analysis	Section III: Financial Results

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally-funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the three months ended September 30,	2020	2019	Variance
Administrative and pension expenses
Staff costs	$240	$244	$(4)
Travel	2	30	(28)
Consultant and contractual services	65	66	(1)
Pension and other post-retirement benefits[a]	110	75	35
Communications and technology	13	12	1
Premises and equipment	29	32	(3)
Other expenses	12	17	(5)

Total administrative and pension expenses[b]	$471	$476	$(5)

Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(83)	(105)	22
Other revenue	(59)	(64)	5

Total revenue from externally funded activities	$(142)	$(169)	$27

Net non-interest expenses (Table 1)	$329	$307	$22

a.  Includes all components of pension costs. See Notes to Condensed Quarterly Financial Statements, Note J: Pension and Other Post-Retirement Benefits.

b.  Includes expenses related to IBRD executed trust funds of $83 million and $105 million for FY20.

Net non-interest expenses for the first three months of FY21 increased compared with the same period last year. This primarily reflects an increase in pension costs driven by decrease in discount rate resulting in higher amortization of unrecognized actuarial losses.

Unrealized mark-to-market gains/losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with non-trading portfolios, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first three months of FY21, $346 million of net unrealized mark-to-market gains ($385 million net unrealized mark-to-market losses for same period in FY20) were excluded from reported net income to arrive at allocable income (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K 10).

14 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section III: Financial Results

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives which convert the loans with fixed-rate to variable-rate instruments are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not reflected in the reported net income. Net income includes only unrealized mark to market gains and losses on loan related derivatives, which for the first three months of FY21 was a gain of $304 million. To show the full economic effect of IBRD’s risk management policies, see Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are offset by unrealized mark-to-market gains and losses on the underlying bonds, except for changes in IBRD’s own credit, referred to as the Debit Valuation Allowance (DVA) which are recorded in AOCL. For the first three months of FY21, the DVA includes $616 million of unrealized mark-to-market losses resulting mainly from the tightening of IBRD’s credit spreads relative to LIBOR during the first three months of FY21. As of September 30, 2020, IBRD’s Condensed Balance Sheet included a cumulative DVA of $598 million reflected in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (borrowings, see Notes to the Condensed Quarterly Financial Statements, Note K – Other Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans funded by equity. Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. These derivatives are at fair value. For the first three months of FY21, IBRD recorded unrealized mark to market losses of $136 million on this portfolio primarily due to the increase in U.S. dollar interest rates during the period. As of September 30, 2020, the duration of this portfolio is 3.1 years.

Transfers to Affiliated Organizations

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Board of Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. For allocations out of the FY20 Net Income, the Board approved IBRD’s management’s proposal to hold $331 million in the IBRD’s Surplus account, as a measure of prudence in view of the current uncertain outlook due to the COVID-19 crisis, retaining the option to keep those funds with IBRD to strengthen its reserves should a downside scenario materialize. IBRD’s Management will make further recommendations to the Board later in FY21, which could include transferring these funds to IDA, for the approval of the Governors.

IBRD Management’s Discussion and Analysis: September 30, 2020 15

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

16 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Coronavirus Disease 2019 (COVID-19) Outbreak

The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

In light of COVID-19, IBRD faces additional credit, market and operational risks for its activities. IBRD continues to monitor developments and to manage the risks associated with all its portfolios. IBRD’s announced lending capacity response to the outbreak was estimated within its existing financial, operational and risk management policies as well as prescribed limits, which have not been modified for this response to the outbreak, as described in Section I.

As of September 30, 2020, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources, despite recent market volatility. The liquid asset portfolio was 118% of the Target Liquidity Level. In the first three months in FY21, IBRD continued to maintain a robust liquidity position and flexibility to access the necessary liquidity resources. In October 2020, IBRD issued a $6 billion 5-year Global Debt Offering.

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions reflect IBRD’s current assessment of country risk ratings. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Home-based work continues in IBRD offices throughout the world, with certain exceptions, in line with IBRD’s Business Continuity Procedure. In addition, IBRD has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions, and holding public events in virtual format.

While the duration of the COVID-19 pandemic and its effects are difficult to predict at this time, IBRD has continued to respond to demand and operate our core business functions effectively by utilizing technology for remote work, and by leveraging our extensive local presence in client countries around the world.

Management has an office reopening framework that prioritizes staff health and safety while taking into consideration risks including business continuity. The office reopening framework provides for the incremental return to office and on-site business activities in stages or “tiers,” allowing for enough time in between tiers to assess risk and preparedness indicators. IBRD continues to monitor risks associated with COVID-19 and prepare plans to respond in case the situation deteriorates.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 8, IBRD’s equity-to-loans ratio marginally decreased to 22.6% as of September 30, 2020, from 22.8% as of June 30, 2020, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

IBRD Management’s Discussion and Analysis: September 30, 2020 17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	September 30, 2020	June 30, 2020	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital	$17,540	$17,288	$252	$150	$102
Special reserve	293	293	-	-	-
General reserve [a]	30,387	30,387	-	-	-
Cumulative translation adjustment [b]	(385)	(737)	352	-	352
Other adjustments	87	(93)	180	203	(23)

Equity (usable equity)	$47,922	$47,138	$784	$353	$431

Loans exposure	$211,188	$204,231	$6,957	$5,161	$1,796
Present value of guarantees	3,014	3,264	(250)	(321)	71
Effective but undisbursed DDOs	-	1,834	(1,834)	(1,834)	-
Related accumulated provisions	(1,212)	(1,669)	457	466	(9)
Deferred loan income	(481)	(474)	(7)	(3)	(4)
Other exposures	(723)	(727)	4	4	-

Loans (total exposure)	$211,786	$206,459	$5,327	$3,473	$1,854

Equity-to-Loans Ratio	22.6%	22.8%

a.	June 30, 2020 amount includes the proposed transfer to the General Reserve, which was approved by IBRD’s Executive Directors on August 7, 2020.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation in the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Figure 9: Country Exposures as of September 30, 2020 In billions of U.S. dollars

18 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for 61% of IBRD’s total exposure as of September 30, 2020.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, for FY21 the SBL is $23.5 billion for highly creditworthy countries below the GDI, and $20.5 billion for highly creditworthy countries above the GDI.

Accumulated Provision on Loans and Other Exposures

Beginning July 1, 2020, IBRD records a provision to reflect the expected losses inherent in its loan and other exposures, including protection provided under the Exposure Exchange Agreement. Prior to July 1, 2020, the provision was determined based on a probable incurred loss model. On July 1, 2020, IBRD recorded a transition adjustment of $203 million, increasing the opening balance of retained earnings. This adjustment represented the difference between the previous method and CECL (see Notes to Condensed Quarterly Financial Statements, Note A – Summary of Significant Accounting and Related Policies). For the first three months of FY21, IBRD recorded a provision for losses on loans and other exposures of $37 million, primarily reflecting the impact of the change in exposures and severity during the period.

As of September 30, 2020, IBRD’s accumulated provision for losses on loans and other exposures was $1,533 million, including $303 million of accumulated provision related to Loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than 1% of the underlying exposures ($1,698 million as of June 30, 2020, less than 1% of total exposures).

As of September 30, 2020, 0.2% of IBRD’s loans were in nonaccrual status and all related to Zimbabwe. During the first three months of FY21, IBRD did not receive any payments towards overdue interest and principal from Zimbabwe ($0.75 million for FY20 YTD). (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $0.7 billion during the first three months of FY21, to $84.1 billion as of September 30, 2020, consistent with the increase in the investment portfolio.

As shown in Table 9, the credit quality of IBRD’s investment portfolio remains concentrated in the upper end of the credit spectrum, with 74% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties principally consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

IBRD Management’s Discussion and Analysis: September 30, 2020 19

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of September 30, 2020
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$25,691	$13,921	$-	$39,612	47%
AA	2,066	20,137	273	22,476	27
A	10,421	10,887	599	21,907	26
BBB	1	46	-	47	*
BB or lower/unrated	39	6	-	45	*

Total	$38,218	$44,997	$872	$84,087	100%

	As of June 30, 2020
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$22,620	$14,069	$-	$36,689	44%
AA	2,109	23,226	683	26,018	31
A	11,128	9,245	215	20,588	25
BBB	1	38	-	39	*
BB or lower/unrated	41	5	-	46	*

Total	$35,899	$46,583	$898	$83,380	100%

a.  Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (See Table 10).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of

September 30, 2020, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 10: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of September 30, 2020
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$11,653	$1,711

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	1,362	-

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,030	303

			$15,045	$2,014

20 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in the table below, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

Table 11: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of September 30, 2020	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$95
Loan portfolio [b]	(37)
Other ALM portfolio	(* )
Investment portfolio	(4)

Total gains	$54

a. Excludes CVA and DVA on derivatives. b. If loans were measured at fair value.
* Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in the table below where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in interest rates.

Table 12: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of September 30, 2020	Interest Rate Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$6
Loan portfolio [b]	(17)
Other ALM portfolio	(13)
Investment portfolio	(1)

Total losses	$(25)

a. After the effects of derivatives. b. If loans were measured at fair value.

IBRD Management’s Discussion and Analysis: September 30, 2020 21

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10 illustrates how the use of derivatives affects the overall sensitivity of the borrowing, loan, other ALM and investment portfolios. It illustrates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio a one-basis-point upward parallel shift in interest rates would result in $95 million of unrealized mark-to-market gains on bonds which would be offset by $89 million of unrealized mark-to-market losses on swaps. Loans are illustrated as if they were measured at fair value.

Figure 10: Sensitivity to Interest Rates as of September 30, 2020

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Low Interest Rate Environment

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2020). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In the first three months of FY21, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: a charge for the risk that actual funding costs are higher than projected

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

22 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

Alternative Reference Rate

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it will no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021 and, therefore, market participants, including IBRD and its borrowers need to move to alternative reference rates because the availability of LIBOR after this date is not a certainty. Although, the transition from LIBOR is faced with numerous uncertainties and challenges, the transition decision is aimed at increased transparency in the financial markets by better aligning the alternative reference rates with actual market transactions.

IBRD previously completed an initial impact assessment of its exposure, both quantitatively and qualitatively, to LIBOR and developed an implementation roadmap for the LIBOR transition. As part of the communication strategy for the transition, senior management has also met with various internal and external key stakeholders to discuss the important nature of the transition. In FY20, IBRD’s Executive Directors endorsed an omnibus amendment process with borrowers for loan agreements to address the replacement of LIBOR, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The planned contract amendments will enable similar treatment to all loans by bringing the fallback provisions related to changes in the reference rate in the General Conditions into conformity with the revised General Conditions of December 2018. The new language permits IBRD to transition the interest rate to alternative reference rates when a suitable alternative is available, and it is appropriate to do so. During FY21, loan agreement omnibus amendments were distributed to borrowers and IBRD has started receiving signed amendments from borrowers. IBRD is actively working through this transition and is analyzing the impact from multiple perspectives: lending, funding, accounting, operations, information technology, liquidity investing, risk and legal, considering the portfolio of existing loans and other instruments that use LIBOR as a benchmark. IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed and to ensure an orderly transition to the alternative reference rates. IBRD is managing the transition prudently and in a cost-effective manner.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to absorb unexpected losses from arrears on loan repayments better, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

IBRD Management’s Discussion and Analysis: September 30, 2020 23

Management’s Discussion and Analysis	Section IV: Risk Management

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY21

	In billions of U.S. dollars	% Of Target Liquidity Level

Target Liquidity Level	68.0

Guideline Maximum Liquidity Level	102.0	150%

Prudential Minimum Liquidity Level	54.4	80%

Liquid Asset Portfolio as of September 30, 2020	79.9	118%

The FY21 Target Liquidity Level is $2 billion higher than the prior year, reflecting the higher Prudential Minimum, as well as higher projected debt service for FY21.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

24 IBRD Management’s Discussion and Analysis: September 30, 2020

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

There were no Senior Management changes during the period.

IBRD Management’s Discussion and Analysis: September 30, 2020 25

Management’s Discussion and Analysis

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	10
Table 2: Condensed Balance Sheet	10
Table 3: Net Loans Outstanding activity	11
Table 4: Gross Disbursements by Region	12
Table 5: Net Commitments by Region	12
Table 6: Net Other Revenue	13
Table 7: Net Non-Interest Expenses	14
Table 8: Equity-to-Loans Ratio	18
Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	20
Table 10: Non-Commercial Counterparty Credit Risk	20
Table 11: Effect of Credit on IBRD’s Portfolios	21
Table 12: Effect of Interest Rates on IBRD’s Portfolios	21
Table 13: Liquidity Levels for FY21	24
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Net Loans Outstanding	11
Figure 4: Loan Interest Revenue, net	11
Figure 5: Net Investment Portfolio	13
Figure 6: Net Investment Revenue	13
Figure 7: Borrowing Portfolio	13
Figure 8: Net Non-Interest Expenses	14
Figure 9: Country Exposures as of September 30, 2020	18
Figure 10: Sensitivity to Interest Rates as of September 30, 2020	22
Box
Box 1: Selected Financial Data	2

26 IBRD Management’s Discussion and Analysis: September 30, 2020

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2020

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2020 (Unaudited)	June 30, 2020 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$1,810	$1,748

Restricted cash	122	122

	1,932	1,870

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $9 million—September 30, 2020; $8 million—June 30, 2020)—Notes C and K	84,582	83,767

Securities purchased under resale agreements—Note C and K	392	394

Derivative assets, net—Notes C, E, F and K	4,598	3,744

Loans outstanding—Notes D, I and K

Total loans approved	275,825	274,047

Less undisbursed balance (including signed loan commitments of $54,942 million — September 30, 2020, and $54,834 million — June 30, 2020)	(64,637)	(69,816)

Loans outstanding	211,188	204,231

Less:

Accumulated provision for loan losses	(1,179)	(1,599)

Deferred loan income	(481)	(474)

Net loans outstanding	209,528	202,158

Other assets—Notes C, D, E and I	5,273	4,871

Total assets	$306,305	$296,804

28 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

	September 30, 2020 (Unaudited)	June 30, 2020 (Unaudited)
Liabilities

Borrowings—Notes E and K	$251,074	$243,240

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	95	36

Derivative liabilities, net—Notes C, E, F and K	1,160	1,473

Other liabilities—Notes C, D and I	12,631	11,668

Total liabilities	264,960	256,417

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—September 30, 2020, and June 30, 2020)

Subscribed capital (2,398,189 shares—September 30, 2020, and 2,387,388 shares—June 30, 2020)	289,306	288,002

Less uncalled portion of subscriptions	(271,125)	(269,968)

Paid-in capital	18,181	18,034

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(366)	(373)

Receivable amounts to maintain value of currency holdings	(249)	(299)

Deferred amounts to maintain value of currency holdings	30	(14)

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,644	28,765

Accumulated other comprehensive loss—Note J	(5,895)	(5,726)

Total equity	41,345	40,387

Total liabilities and equity	$306,305	$296,804

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2020	2019
Net interest revenue

Interest revenue
Loans, net—Note D	$718	$1,324
Other asset/liability management derivatives, net	126	(5)
Investments-Trading, net	80	413
Other, net	1	5

Borrowing expenses, net—Note E	(343)	(1,182)

Interest revenue, net of borrowing expenses	582	555

Provision for losses on loans and other exposures—Note D	(38)	(6)

Non-interest revenue
Revenue from externally funded activities—Note I	142	169
Commitment charges—Note D	29	27
Other	10	32

Total	181	228

Non-interest expenses

Administrative—Notes H and I	(468)	(490)

Pension—Note H	(3)	14

Other	(6)	(6)

Total	(477)	(482)

Board of Governors-approved and other transfers—Note G	-	(81)

Non-functional currency translation adjustments, net	11	-

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	71	54

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	346	(384)

Net income (loss)	$676	$(116)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2020	2019
Net income (loss)	$676	$(116)
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	94	43
Amortization of unrecognized prior service costs	6	6
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	(616)	61
Currency translation adjustments on functional currency	347	(283)

Total other comprehensive loss	(169)	(173)

Comprehensive income (loss)	$507	$(289)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2020	2019
Retained earnings at beginning of the fiscal year	$28,765	$28,807
Cumulative effect of change in accounting principle—Notes A, D and G	203	-
Net income (loss)	676	(116)

Retained earnings at end of the period	$29,644	$28,691

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2020	2019
Cash flows from investing activities
Loans
Disbursements	$(7,427)	$(3,226)
Principal repayments	2,276	2,260
Principal prepayments	-	15
Loan origination fees received	7	3
Net derivatives-loans	3	3
Other investing activities, net	(26)	(25)

Net cash used in investing activities	(5,167)	(970)

Cash flows from financing activities
Medium and long-term borrowings
New issues	15,600	13,705
Retirements	(10,334)	(19,617)
Short-term borrowings (original maturities greater than 90 days)
New issues	6,851	3,863
Retirements	(5,158)	(4,607)
Net short-term borrowings (original maturities less than 90 days)	(2,243)	1,196
Net derivatives-borrowings	(154)	(195)
Capital subscriptions	147	388

Net cash provided by (used in) financing activities	4,709	(5,267)

Cash flows from operating activities
Net income (loss)	676	(116)
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(346)	384
Non-functional currency translation adjustments, net	(11)	-
Depreciation and amortization	167	241
Provision for losses on loans and other exposures	38	6
Changes in:
Investments portfolio	270	6,302
Other assets and liabilities	(330)	(369)

Net cash provided by operating activities	464	6,448

Effect of exchange rate changes on unrestricted and restricted cash	56	(18)

Net increase in unrestricted and restricted cash	62	193
Unrestricted and restricted cash at beginning of the fiscal year	1,870	895

Unrestricted and restricted cash at end of the period	$1,932	$1,088

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,796	$(1,738)
Investment portfolio	132	(7)
Borrowing portfolio	1,414	(1,134)
Capitalized loan origination fees included in total loans	10	10
Interest paid on borrowing portfolio	684	1,351

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2020, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2020, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Evaluated accounting standards:

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related only to replacement of a reference rate. The relief is temporary and is only available through December 31, 2022. IBRD will apply the standard consistently to contractual amendments made to all applicable floating rate instruments indexed to IBOR (inter-bank offered rate) rates. IBRD adopted the standard effective June 30, 2020 and the adoption did not have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL ASU). The ASU and its subsequent amendments introduce a new model for the accounting of credit losses on loans and other financial assets measured at amortized cost. The current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 33

For IBRD, the ASUs became effective on July 1, 2020. The transition adjustment increased Retained earnings by $203 million, which reflects the decrease in the expected credit losses relating to loans and other exposures under CECL compared to the previous “incurred loss” model. The impact is mainly driven by the use of implied forward interest rates under CECL compared to historical average interest rates under the previous methodology. Implied forward interest rates declined to historically low levels in the context of the global pandemic. This impact was partially offset by the inclusion of signed loan commitments in the determination of the provision and the requirement to provision over the full life of IBRD’s long maturity profile credit exposures.

See the table below for details of the CECL transition adjustment as of July 1, 2020. The transition adjustment had no impact on the Statement of Income. See Note D — Loans and Other Exposures and Note G — Retained Earnings, Allocations and Transfers, for additional details.

In millions of U.S. dollars

	Location on the Condensed Balance Sheet	June 30, 2020 As reported	Impact of the adoption of the CECL ASU	July 1, 2020 Adjusted

Accumulated provision related to:
Loans outstanding	Accumulated provision for loan losses	$1,599	$(465)	$1,134
Signed loan commitments	Other liabilities	-	298	298
Other exposures	Other liabilities	99	(47)	52

Total impact on accumulated provision		$1,698	$(214)	$1,484

Recoverable asset relating to guarantee received under the Exposure Exchange Agreements (EEAs)	Other assets	$(28)	$11	$(17)

Retained earnings		$28,765	$203	$28,968

As a result of the implementation of the CECL ASU, the significant accounting policies have been updated as follows.

Accumulated Provision for Losses on Loans and Other Exposures: Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures. The exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. For countries in accrual status, these exposures are grouped in pools of borrowers with similar risk ratings. The expected credit losses related to loans and other exposures are calculated over the life of the instruments by multiplying the annual expected exposures by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The provision for expected losses on loans is the sum of the expected annual losses over the expected life of the instruments. The total exposure for provisioning under CECL is the current exposure and the expected exposure over the life of the instrument. Each risk rating is mapped to the annual expected default frequencies using IBRD’s credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year. Expected losses on loan exposures comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as the economic loss due to delays in receiving payments. The severity of loss given default is determined at each balance sheet date, based on historical experience as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The severity of loss is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity associated with IDA. The borrower’s eligibility is assessed at least annually. The main factors used to determine the loss severity are the delays in receiving loan payments resulting in economic losses to IBRD based on the effective interest rate of the exposure, as well as the length of time in nonaccrual status.

For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, as IBRD has the most reliable and available economic data during this period. IBRD also applies ten-year straight-line reversion to mean to reflect the historical pattern of rating migration to mean of its loan portfolio. All exposures for counties in nonaccrual status are individually assessed.

34 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

Loan commitments: Following the implementation of CECL, IBRD now records provision for expected losses on undisbursed loan commitments including Deferred Drawdown Options (DDOs), when signed. The signature of the loan agreement is a binding event that prevents IBRD from withdrawing from the agreement unconditionally. The projected disbursements of signed loan commitments, adjusted by the cancellations based on historical experience, is multiplied by the probability of losses and loss given default to determine the expected credit losses related to loan commitments. The provision is included in Other liabilities on the Condensed Balance Sheet.

Guarantees: IBRD records a contingent liability for the expected losses related to guarantees over the projected life of the instruments.

Accounting standards under evaluation:

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2019	2,783,873	2,320,659
General Capital Increase/Selective Capital Increase (GCI/SCI)	-	66,729

As of June 30, 2020	2,783,873	2,387,388
GCI/SCI	-	10,801

As of September 30, 2020	2,783,873	2,398,189

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2019	$279,953	$(262,892)	$17,061
GCI/SCI	8,049	(7,076)	973

As of June 30, 2020	288,002	(269,968)	18,034
GCI/SCI	1,304	(1,157)	147

As of September 30, 2020	$289,306	$(271,125)	$18,181

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over a five-year period ending September 2023. As of September 30, 2020, the cumulative subscription payments received related to the 2018 capital increases was $1.7 billion.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 35

NOTE C—INVESTMENTS

As of September 30, 2020, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), the Postretirement Contribution Reserve Fund (PCRF) and the Local Currency Market Development (LCMD) investments. LCMD investments are investments in sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

The composition of IBRD’s net investment portfolio was as follows:

Table C1: Net investment portfolio composition

In millions of U.S. dollars

	September 30, 2020	June 30, 2020
Net Investment Portfolio
Liquid asset portfolio	$79,871	$79,908
PEBP holdings	1,979	1,847
PCRF holdings	476	450
AMC holdings	236	239
LCMD investments	39	41

Total	$82,601	$82,485

Investments held by IBRD are designated as trading and are reported at fair value, or at face value, which approximates fair value. As of September 30, 2020, Investments-Trading was primarily comprised of government and agency obligations, and time deposits (58% and 38%, respectively), with all instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2020, the largest holdings of Investments-Trading from a single counterparty were U.S. Treasuries (11%) and Japanese Government Instruments (10%). Over 99% of IBRD’s investments as of September 30, 2020 were rated A and above, by a major rating agency.

A summary of IBRD’s Investments-Trading was as follows:

Table C2: Investments-Trading composition

In millions of U.S. dollars

	September 30, 2020	June 30, 2020
Government and agency obligations	$48,906	$48,449
Time deposits	31,725	30,982
Asset-backed Securities (ABS)	2,505	3,012
Alternative investments [a]	1,028	942
Equity securities	418	382

Total	$84,582	$83,767

a.	Comprised of investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value (NAV).

36 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C3: Net investment portfolio position

In millions of U.S. dollars

	September 30, 2020	June 30, 2020
Investments-Trading	$84,582	$83,767
Securities purchased under resale agreements	392	394
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(2,403)	(2,161)
Derivative assets
Currency swaps and forward contracts	165	169
Interest rate swaps	46	51
Other	2	3

Total	213	223

Derivative liabilities
Currency swaps and forward contracts	(818)	(625)
Interest rate swaps	(429)	(328)
Other	(4)	(2)

Total	(1,251)	(955)

Cash held in investment portfolio [b]	1,530	1,430
Receivable from investment securities traded and other assets [c]	392	193
Payable for investment securities purchased [d]	(854)	(406)

Net investment portfolio	$82,601	$82,485

a.	Includes $2,393 million of cash collateral received from counterparties under derivative agreements ($2,152 million—June 30, 2020).
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.

This amount includes $149 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($141 million—June 30, 2020), and $163 million of liabilities related to short sales ($162 million—June 30, 2020).

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

The following table summarizes the currency composition and the weighted average repricing period of IBRD’s net investment portfolio:

Table C4: Net investment portfolio currency composition after derivatives

In millions of U.S. dollars

	September 30, 2020		June 30, 2020
Currency	Carrying Value	Weighted average repricing (years) [a]	Carrying Value	Weighted average repricing (years) [a]
U.S. dollar	$77,883	0.18	$78,669	0.19
Others	4,718	0.18	3,816	0.31

Total	$82,601	0.18	$82,485	0.19

a.

The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier, weighted by the carrying value of the instruments. This indicates the average length of time for which interest rates are fixed. Alternative investments and equity securities are not subject to repricing.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 37

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

Table C5: Collateral received

In millions of U.S. dollars

	September 30, 2020	June 30, 2020
Collateral received
Cash	$2,393	$2,152
Securities	1,834	1,011

Total collateral received	$4,227	$3,163

Collateral permitted to be repledged	$4,227	$3,163
Amount of collateral repledged	-	-
Amount of Cash Collateral invested	999	888

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2020 and June 30, 2020, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is repriced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of September 30, 2020, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $10 million ($9 million — June 30, 2020) and there were no unsettled trades relating to repurchase or securities lending agreements.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2020 and June 30, 2020, there were no unsettled trades pertaining to securities purchased under resale agreements. For the resale agreements, IBRD received securities with a fair value of $392 million ($396 million—June 30, 2020). As of September 30, 2020 and June 30, 2020, none of these securities had been transferred.

38 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Signed loan commitments (including DDOs and Irrevocable Commitments), Exposures to Member Countries’ Derivatives, and Guarantees. As of September 30, 2020, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

As of September 30, 2020 accrued interest receivable on loans of $990 million is included in Other assets on the Condensed Balance Sheet ($987 million—June 30, 2020).

As of September 30, 2020, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.6% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses as sovereign exposures are grouped in pools of borrowers with similar risk ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was performed to determine whether a qualitative adjustment was needed to reflect the impact of COVID-19 in the loan loss provision as of September 30, 2020. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted. The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	September 30, 2020
Days past due	Up to 45		46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low		$-	$-	$-	$-	$-	$-	$23,759	$23,759
Medium		-	-	-	-	-	-	95,496	95,496
High		*	-	-	-	-	*	91,500	91,500

Loans in accrual status		*	-	-	-	-	*	210,755	210,755
Loans in nonaccrual status		-	-	-	-	433	433	-	433

Total	$	*	$-	$-	$-	$433	$433	$210,755	$211,188

*	Indicates amount less than $0.5 million.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 39

Table D1.1

In millions of U.S. dollars

	June 30, 2020
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,424	$23,424
Medium	-	-	-	-	-	-	90,719	90,719
High	-	-	-	-	-	-	89,655	89,655

Loans in accrual status	-	-	-	-	-	-	203,798	203,798
Loans in nonaccrual status	-	-	-	-	433	433	-	433

Total	$-	$-	$-	$-	$433	$433	$203,798	$204,231

IBRD considers the signature date the most appropriate indicator for origination as the decision to originate a loan to sovereign borrowers is made at the time of signature rather than at disbursement. IBRD applies the practical expedient to exclude accrued interest from the table below as allowed by the CECL ASU.

The table below discloses the outstanding balances of IBRD’s loan portfolio as of September 30, 2020, classified by the year the loan agreement was signed.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars

	September 30, 2020
	Fiscal Year (Origination)								Loans
							CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of September 30, 2020
	2021	2020	2019	2018	2017	Prior Years
Risk Class
High	$457	$4,078	$5,402	$5,385	$7,363	$68,115	$432	$268	$91,500
Medium	2,563	4,872	3,560	3,780	4,303	74,129	1,069	1,220	95,496
Low	-	13	363	146	1,586	21,651	-	-	23,759

Loans in accrual status	3,020	8,963	9,325	9,311	13,252	163,895	1,501	1,488	210,755
Loans in nonaccrual status	-	-	-	-	-	433	-	-	433

Total	$3,020	$8,963	$9,325	$9,311	$13,252	$164,328	$1,501	$1,488	$211,188

The amount of Catastrophe Deferred Drawdown Option (CAT DDOs) converted to term loans during the three months ended September 30, 2020, is $7 million (Nil —three months ended September 30, 2019).

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures. Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision and the reasonableness of the inputs used, on a periodic basis, at least annually, and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income.

40 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

The beginning balance of accumulated provision for the current period was decreased by the $214 million transition adjustment recorded upon adoption of CECL on July 1, 2020. The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the CECL model. Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars

	September 30, 2020				June 30, 2020
	Loans outstanding	Loan commitments	Other [a]	Total	Loans outstanding	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,599	$-	$99	$1,698	$1,574	$114	$1,688
CECL Transition adjustment	(465)	298	(47)	(214)	-	-	-

Adjusted Accumulated provision, beginning of the fiscal year	1,134	298	52	1,484	1,574	114	1,688
Provision - charge (release)	37	3	(2)	38	32	(14)	18
Translation adjustment	8	2	1	11	(7)	(1)	(8)

Accumulated provision, end of the period/fiscal year	$1,179	$303	$51	$1,533	$1,599	$99	$1,698

Composed of accumulated provision for losses on:
Loans in accrual status	$963				$1,383
Loans in nonaccrual status	216				216

Total	$1,179				$1,599

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$210,755				$203,798
Loans at amortized cost in nonaccrual status	433				433

Total	$211,188				$204,231

a.	Provision does not include recoverable asset relating to Guarantee received under the EEAs (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

At September 30, 2020, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

In millions of U.S. dollars

	September 30, 2020	June 30, 2020
Recorded investment in nonaccrual loans [a]	$433	$433
Accumulated provision for loan losses on nonaccrual loans	216	216
Average recorded investment in nonaccrual loans for the fiscal year	433	433
Overdue amounts of nonaccrual loans:	1,025	1,015
Principal	433	433
Interest and charges	592	582

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 41

Table D4.1:

In millions of U.S. dollars

	Three Months Ended September 30,
	2020	2019
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$7

During the three months ended September 30, 2020 and September 30, 2019, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2020, no interest income was recognized on loans in nonaccrual status (less than $1 million — three months ended September 30, 2019).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status is presented in the following table:

Table D4.2

In millions of U.S. dollars

	Principal	Principal, Interest and	Nonaccrual
Borrower	Outstanding	Charges Overdue	Since

Zimbabwe	$433	$1,025	October 2000

Guarantees

Guarantees of $6,642 million were outstanding as of September 30, 2020 ($6,898 million—June 30, 2020). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 6 and 20 years, and expire in decreasing amounts through 2039.

As of September 30, 2020, liabilities of $419 million related to IBRD’s obligations under guarantees ($463 million—June 30, 2020), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $51 million ($98 million—June 30, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $48 million in the accumulated provision for guarantee losses as of July 1, 2020.

During the three months ended September 30, 2020 and September 30, 2019, no guarantees provided by IBRD were called.

42 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars
	September 30, 2020			June 30, 2020
	Notional Amount	(Stand ready obligation) Asset	(Provision) Recoverable Asset	Notional Amount			(Stand ready obligation) Asset	(Provision) Recoverable Asset	Location on Condensed Balance Sheet

Guarantee provided [a,c]	$3,648	$(205)	$(21)		$3,651		$(210)	$(38)	Other liabilities
Guarantee received [b]	(3,646)	205	18		(3,651)		210	28	Other assets

	$2	$-	$(3)	$	(*	)	$-	$(10)

a.

For the three months ended September 30, 2020, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes less than $1 million charge relating to Guarantee provided (Nil —three months ended September 30,2019). The cumulative effect of the adoption of the CECL ASU was a decrease of $18 million in the accumulated provision relating to Guarantee provided, as of July 1, 2020.

b.

For the three months ended September 30, 2020, Other, net, line on the Condensed Statement of Income includes less than $1 million of gain in relation to Recoverable asset relating to Guarantee received (Nil—three months ended September 30, 2019). The cumulative effect of the adoption of the CECL ASU was a decrease of $11 million in the recoverable asset relating to Guarantee received, as of July 1, 2020.

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,642 million, obligations under guarantees of $419 million and accumulated provision for guarantee losses of $51 million, respectively ($6,898 million, $463 million and $98 million, respectively—June 30, 2020).

*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the IBRD’s COVID-19 response under the Fast Track COVID-19 Facility, the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for Catastrophe Deferred Drawdown Options approved under the IBRD’s COVID-19 response.

The forgone income resulting from waivers of loan charges is summarized in the following table:

Table D6: Waivers of loan charges

In millions of U.S. dollars
	Three Months Ended September 30,
	2020	2019
Interest waivers	$7	$9
Commitment charge waivers	1	*
Front-end fee waivers	1	2

Total	$9	$11

*	Indicates amount less than $0.5 million.

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the three months ended September 30, 2020, there was no country that contributed more than 10% of the total loan revenue.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 43

Information about IBRD’s loans outstanding and associated loan revenue by geographic region is presented in the following table:

Table D7: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	As of and for the three months ended
	September 30, 2020		September 30, 2019
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Eastern and Southern Africa[b]	$55	$4,225	$62	$3,595
Western and Central Africa[b]	8	1,488	8	1,329
East Asia and Pacific	196	45,191	351	42,399
Europe and Central Asia	142	46,734	209	44,299
Latin America and the Caribbean	338	64,465	507	59,292
Middle East and North Africa	117	29,916	186	26,994
South Asia	68	19,169	132	16,102

Total	$924	$211,188	$1,455	$194,010

a.	Does not include interest expenses, net of $177 million from loan related derivatives ($104 million—September 30, 2019). Includes commitment charges of $29 million ($27 million—September 30, 2019).
b.	Effective July 1, 2020, Africa region has been reorganized into two regions: Eastern and Southern Africa and Western and Central Africa.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates may be based on, for example, exchange rates or interest rates.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2020, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61% and 13%, respectively).

IBRD uses derivative contracts to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

Table E1: Borrowings after derivatives

In millions of U.S. dollars
	September 30, 2020	June 30, 2020
Borrowings [a]	$251,074	$243,240
Currency swaps, net	466	2,211
Interest rate swaps, net	(8,150)	(8,220)

	$243,390	$237,231

a.

Includes $100 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($3 million—June 30, 2020).

For the three months ended September 30, 2020, Borrowing expenses on the Condensed Statement of Income of $343 million ($1,182 million—three months ended September 30, 2019) include $707 million of interest revenue, net, related to derivatives associated with the Borrowing portfolio ($136 million—three months ended September 30, 2019).

For the three months ended September 30, 2020, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $61 million ($112 million—three months ended September 30,2019), and is not included in the Interest paid on borrowing portfolio in the Supplemental disclosure of the Statement of Cash Flows.

44 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties. The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, To-Be-Announced (TBA) securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risks between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risks between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Gross amounts in the tables represent the amounts receivable (payable) for instruments that are in a net asset (net liability) position. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 45

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
	September 30, 2020
	Location on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts Presented		Gross Amounts	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,600	$(7,763)	$13,837		$21,726	$(13,678)	$8,048
Currency swaps [a]	70,923	(64,046)	6,877		72,766	(65,872)	6,894
Other [b]	2	*	2		4	*	4

Total	$92,525	$(71,809)	$20,716	[d]	$94,496	$(79,550)	$14,946	[d]

Less:
Amounts subject to legally enforceable master netting agreements			13,810	[e]			13,786	[f]
Cash collateral received [c]			2,308

Net derivative position on the Balance Sheet			$4,598				$1,160

Less:
Securities collateral received [c]			1,749

Net derivative exposure after collateral			$2,849

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange-traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $35 million CVA adjustment.
f.	Includes $11 million DVA adjustment.
*	Indicates amount less than $0.5 million

Table F1.1

In millions of U.S. dollars
	June 30, 2020
	Location on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts Presented		Gross Amounts	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,129	$(7,834)	$14,295		$21,381	$(13,011)	$8,370
Currency swaps [a]	61,415	(55,342)	6,073		79,079	(71,492)	7,587
Other [b]	3	*	3		3	(1)	2

Total	$83,547	$(63,176)	$20,371	[d]	$100,463	$(84,504)	$15,959	[d]

Less:
Amounts subject to legally enforceable master netting agreements			14,502	[e]			14,486	[f]
Cash collateral received [c]			2,125

Net derivative position on the Balance Sheet			$3,744				$1,473

Less:
Securities collateral received [c]			928

Net derivative exposure after collateral			$2,816

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange-traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $28 million CVA adjustment.
f.	Includes $12 million DVA adjustment.
*	Indicates amount less than $0.5 million

46 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

The following table provides information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments

In millions of U.S. dollars
	September 30, 2020
	Interest rate swaps	Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$46	$165	$2	$213
Loans	79	1,084	-	1,163
Client operations	1,700	766	-	2,466
Borrowings	9,195	4,862	-	14,057
Other asset/liability management derivatives	2,817	-	-	2,817

Total Exposure	$13,837	$6,877	$2	$20,716

In millions of U.S. dollars

	June 30, 2020
	Interest rate swaps	Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$51	$169	$3	$223
Loans	42	1,134	-	1,176
Client operations	1,722	769	-	2,491
Borrowings	9,498	4,001	-	13,499
Other asset/liability management derivatives	2,982	-	-	2,982

Total Exposure	$14,295	$6,073	$3	$20,371

a.

Includes swaptions, exchange-traded options and futures contracts and TBAs. Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. At September 30, 2020, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $439,492 million ($474,644 million—June 30, 2020), currency swaps $131,610 million ($127,276 million—June 30, 2020), long positions of other derivatives $247 million ($362 million at June 30, 2020), and short positions of other derivatives $57 million ($56 million—June 30, 2020).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2020 is $950 million ($1,138 million—June 30, 2020). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2020, the amount of collateral that would need to be posted would be $122 million ($156 million—June 30, 2020). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $950 million ($1,138 million—June 30, 2020). In contrast, IBRD received collateral totaling $4,227 million as of September 30, 2020 ($3,163 million—June 30, 2020), in relation to swap transactions (see Note C—Investments).

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 47

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivatives a

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
		Three Months Ended September 30,
	Reported as:	2020	2019

Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(220)	$1,075
Currency swaps (including currency forward contracts and structured swaps)		(9)	381

Total		$(229)	$1,456

a.	For alternative disclosures about trading derivatives, see table F4.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investments – Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars
Reported as:	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended September 30,
	2020	2019
Type of instrument
Fixed income (including associated derivatives)	$39	$54
Equity	32	(*	)

Total	$71	$54

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
*	Indicates amount less than $0.5 million.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 6, 2020, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2020; an increase in General Reserve by $950 million and an increase in the Pension Reserve by $62 million.

On August 24, 2020, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on September 4, 2020.

Subsequent events:

On October 7, 2020, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 19, 2020.

On October 15, 2020, IBRD’s Board of Governors approved a transfer of $431 million to Surplus out of the net income earned in the fiscal year ended June 30, 2020 which consists of $100 million to provide grant support for development needs, and $331 million representing the final amount calculated in accordance with the formula for IBRD’s income support to IDA, subject to the understanding that the latter amount shall be considered for transfer to IDA should downside risks to IBRD not materialize.

48 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

Retained earnings comprise the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	September 30, 2020		June 30, 2020
Special reserve	$293		$293
General reserve	30,387		29,437
Pension reserve	731		793
Surplus	80		100
Cumulative fair value adjustments [a]	(3,302	) [b]	(2,166	) [b]
Unallocated net income	1,107		298
Restricted retained earnings	54		(5)
Other reserves [c]	294		15

Total	$29,644		$28,765

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Includes cumulative effect of $155 million related to the change in accounting principle from the adoption of ASU 2016-01 on instrument specific credit risk for fair value option elected liabilities (DVA), on July 1, 2018.

c.	Comprised of non-functional currency translation gains/losses, the unutilized portion of the transfer to the GPG Fund and the cumulative effect related to the adoption of ASU 2016-13 (CECL).

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit cost
Service cost	$160	$43	$28	$231	$137	$36	$24	$197
Interest cost	147	27	14	188	172	30	17	219
Expected return on plan assets	(242)	(41)	-	(283)	(256)	(43)	-	(299)
Amortization of unrecognized prior service costs[a]	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses[a]	78	3	13	94	22	-	21	43

Net periodic pension cost	$144	$36	$56	$236	$76	$27	$63	$166

Of which:
IBRD’s share	$67	$17	$26	$110	$34	$12	$29	$75
IDA’s share	77	19	30	126	42	15	34	91

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

The components of net periodic pension cost, other than the service cost component, are included in the Non-interest expense—Pension line item on the Condensed Statement of Income. The service cost component is included in the Non-interest expense—Administrative expenses line item.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 49

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars

	Three Months Ended				Three Months Ended
	September 30, 2020				September 30, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$160	$43	$28	$231	$137	$36	$24	$197
Of which:
IBRD’s share [a]	$74	$20	$13	$107	$62	$16	$11	$89
IDA’s share	86	23	15	124	75	20	13	108

a.	Included in Administrative non-interest expenses line on the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	September 30, 2020				June 30, 2020
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$203	$43	$12	$258	$271	$63	$13	$347
Derivative Transactions [a]
Derivative assets, net	51	-	-	51	53	-	-	53
Derivative liabilities, net	(75)	-	-	(75)	(74)	-	-	(74)
Pension and Other Postretirement Benefits	(597)	(503)	(19)	(1,119)	(620)	(477)	(18)	(1,115)
Investments	-	(149)	-	(149)	-	(141)	-	(141)

	$(418)	$(609)	$(7)	$(1,034)	$(370)	$(555)	$(5)	$(930)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – net
Payable for pension and other postretirement benefits	Other liabilities
a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other liabilities on the Condensed Balance Sheet.

50 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of September 30, 2020 and June 30, 2020, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2020, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2020), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2020). These include an accumulated provision for guarantee losses of less than $1 million (less than $1 million—June 30, 2020).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2020, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $455 million ($454 million—three months ended September 30, 2019).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three months ended September 30, 2020, IBRD’s revenue is net of revenue allocated to IDA of $57 million ($66 million—three months ended September 30, 2019) and is included in Revenue from externally funded activities on the Condensed Statement of Income.

Revenue from externally funded activities includes revenue from contracts with clients, who are not affiliated with IBRD, as shown in tables I2 and I3 below:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars

	Three Months Ended September 30,
	2020	2019	Description
Trust fund fees	$17	$22	Administrative and trustee services for trust funds
Other	24	24	Reimbursable advisory services and asset management services

Total	$41	$46

Of which:
IBRD’s share	$21	$22
IDA’s share	20	24

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to transfer certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars

	September 30, 2020	June 30, 2020
Receivables	$86	$114
Contract liabilities	174	169

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 51

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended September 30,
	2020	2019
Fees charged to IFC	$19	$17
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA, with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities, the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements; and pension-related items. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Three Months Ended September 30, 2020
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(106)	$347	$-	$347	$241

DVA on Fair Value option elected liabilities	1,214	(605)	(11)	(616)	598

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	-	94	94	(6,651)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	-	6	6	(83)

Other	*	-	*	*	*

Total Accumulated Other Comprehensive Loss	$(5,726)	$(258)	$89	$(169)	$(5,895)

52 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

Table J1.1:

In millions of U.S. dollars
	Three Months Ended September 30, 2019
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(18)	$(283)	$-		$(283)	$(301)

DVA on Fair Value option elected liabilities	705	61	(*	)	61	766

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	-	43		43	(3,635)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(112)	-	6		6	(106)

Other	(* )	-	*		*	(* )

Total Accumulated Other Comprehensive Loss	$(3,103)	$(222)	$49		$(173)	$(3,276)

* Indicates amount less than $0.5 million.

NOTE K—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of September 30, 2020 and June 30, 2020, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans and Loan commitments

There were no loans carried at fair value as of September 30, 2020 and June 30, 2020. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of September 30, 2020, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and To-Be-Announced (TBA) securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 53

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future payoffs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on Fair Value Option Elected Liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	September 30, 2020		June 30, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$1,932	$1,932	$1,870	$1,870
Investments-Trading (including Securities purchased under resale agreements)	84,974	84,974	84,161	84,161
Net loans outstanding	209,528	217,169	202,158	209,613
Derivative assets, net	4,598	4,598	3,744	3,744
Liabilities
Borrowings	251,074	251,080	243,240	243,247
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	95	95	36	36
Derivative liabilities, net	1,160	1,160	1,473	1,473

As of September 30, 2020, IBRD’s signed loan commitments had a fair value of $1.9 billion ($1.9 million—June 30, 2020).

54 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	September 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Government and agency obligations	$20,524	$28,382	$-	$48,906
Time deposits	2,361	29,364	-	31,725
ABS	-	2,505	-	2,505
Alternative investments [a]	-	-	-	1,028
Equity securities	418	-	-	418

Total Investments – Trading	$23,303	$60,251	$-	$84,582
Securities purchased under resale agreements	47	345	-	392
Derivative Assets
Currency swaps [b]	$-	$6,694	$183	$6,877
Interest rate swaps	-	13,677	160	13,837
Other C	-	2	-	2

	$-	$20,373	$343	$20,716
Less:
Amounts subject to legally enforceable master netting agreements [e]				13,810
Cash collateral received [e]				2,308

Derivative Assets, net				$4,598
Liabilities:
Borrowings	$-	$245,808	$5,266	$251,074
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	10	-	10
Derivative Liabilities
Currency swaps [b]	-	6,610	284	6,894
Interest rate swaps	-	7,928	120	8,048
Other [c]	2	2	-	4

	$2	$14,540	$404	$14,946
Less:
Amounts subject to legally enforceable master netting agreements [f]				13,786

Derivative Liabilities, net				$1,160

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $2,393 million relating to payable for cash collateral received.
e.	Includes $35 million CVA adjustment.
f.	Includes $11 million DVA adjustment.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 55

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Government and agency obligations	$19,368	$29,081	$-	$48,449
Time deposits	1,850	29,132	-	30,982
ABS	-	3,012	-	3,012
Alternative investments [a]	-	-	-	942
Equity securities	382	-	-	382

Total Investments – Trading	$21,600	$61,225	$-	$83,767
Securities purchased under resale agreements	53	341	-	394
Derivative Assets
Currency swaps [b]	$-	$5,916	$157	$6,073
Interest rate swaps	-	14,154	141	14,295
Other C	*	3	-	3

	$-	$20,073	$298	$20,371
Less:
Amounts subject to legally enforceable master netting agreements [e]				14,502
Cash collateral received				2,125

Derivative Asset, net				$3,744
Liabilities:
Borrowings	$-	$237,893	$5,347	$243,240
Securities sold under repurchase agreements and securities lent under securities lending agreements [f]	-	9	-	9
Derivative Liabilities
Currency swaps [b]	-	7,277	310	7,587
Interest rate swaps	-	8,207	163	8,370
Other [c]	*	2	-	2

	$-	$15,486	$473	$15,959
Less:
Amounts subject to legally enforceable master netting agreements [f]				14,486

Derivative Liabilities, net				$1,473

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $2,152 million relating to payable for cash collateral received.
e.	Includes $28 million CVA adjustment.
f.	Includes $12 million DVA adjustment.
*	Indicates amount less than $0.5 million.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility would generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2020, and the fiscal year ended June 30, 2020, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

56 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2.1% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
	Fair Value at September 30, 2020	Fair Value at June 30, 2020	Valuation Technique	Unobservable input	Range (average), September 30, 2020	Range (average), June 30, 2020
Borrowings	$5,266	$5,347	Discounted Cash Flow	Correlations	-53% to 76% (6%)	-55% to 76% (7%)

				Interest rate volatilities	37% to 757% (304%)	37% to 412% (183%)

Derivative liabilities	($61)	($175)	Discounted Cash Flow	Correlations	-53% to 76% (6%)	-55% to 76% (7%)

				Interest rate volatilities	37% to 757% (304%)	37% to 412% (183%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019
	Level 2	Level 3	Level 2		Level 3
Borrowings
Transfer into (out of)	$21	$(21)		$2		$(2)
Transfer (out of) into	-	-		(309)		309

	21	(21)		(307)		307

Derivative assets, net
Transfer into (out of)	$-	$-	$	*	$	(* )
Transfer (out of) into	-	-		(1)		1

	-	-		(1)		1

Derivative liabilities, net
Transfer (into) out of	$(2)	$2		$-		$-
Transfer out of (into)	-	-		9		(9)

	(2)	2		9		(9)

Total Derivative Transfers, net	$(2)	$2		$8		$(8)

*	Indicates amount less than $0.5 million.

The following tables provides a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table K5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30,
	2020	2019
Beginning of the fiscal year	$5,347	$4,941
Issuances	34	361
Settlements	(266)	(266)
Total realized/unrealized mark-to-market losses (gains) in:
Net (loss) income	119	60
Other comprehensive income	53	(16)
Transfers to (from) Level 3, net	(21)	307

End of the period	$5,266	$5,387

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 57

Table K5.1: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30, 2020			Three Months Ended September 30, 2019
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$(153)	$(22)	$(175)	$(62)	$(120)	$(182)
Issuances	(1)	-	(1)	(4)	-	(4)
Settlements	(3)	(5)	(8)	4	89	93
Total realized/unrealized mark-to-market gains in:
Net (loss) income	39	65	104	18	32	50
Other comprehensive income	15	2	17	(6)	(1)	(7)
Transfers to (from) Level 3, net	2	-	2	(8)	-	(8)

End of the period	$(101)	$40	$(61)	$(58)	$-	$(58)

Information on the unrealized gains or losses included in the Condensed Statement of Income and Condensed Statement of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K6: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended September 30,
	2020	2019
Reported as follows:
Borrowings
Net (loss) income [a]	$(85)	$(89)
Other Comprehensive Income [b]	(53)	17
Derivatives
Net (loss) income [a]	$92	$114
Other Comprehensive Income [c]	17	(8)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statement of Income.
b.	Amounts are included in Currency translation adjustment and Net Change in Debt Valuation Adjustment (DVA) on fair value option elected liabilities, on the Statement of Comprehensive Income.
c.	Amounts are included Currency translation adjustment, on the Statement of Comprehensive Income.

Table K7: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2020	$251,074	$246,171	$4,903
June 30, 2020	$243,240	$238,674	$4,566

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K8: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market (losses) gains due to DVA on fair value option elected liabilities	2020	2019
DVA on Fair Value Option Elected Liabilities	$(605)	$61
Amounts reclassified to net income upon derecognition of a liability	(11)	(*	)

Net change in DVA on Fair Value Option Elected Liabilities	$(616)	$61

*	Indicates amount less than $0.5 million.

58 IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K9: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	September 30, 2020	June 30, 2020
Reported as follows:
Accumulated other comprehensive loss	$598	$1,214

Table K10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars

	Three Months Ended September 30, 2020					Three Months Ended September 30, 2019
	Realized gains (losses)		Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading		$(577)	$648	$71		$195	$(141)	$54

Non-trading portfolios, net
Loan derivatives—Note F		-	304	304		-	(634)	(634)
Other assets/liabilities management derivatives, net		-	(136)	(136)		-	144	144
Borrowings, including derivatives—Notes E and F		*	176	176	[b]	1	109	110 [b]
Client operations derivatives		-	2	2		-	(4)	(4)

Total	$	*	$346	$346		$1	$(385)	$(384)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $399 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market gains of $1,950 million —three months ended September 30, 2019).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

In light of the COVID-19 pandemic, IBRD faces additional credit, market and operational risks. The duration of the COVID-19 pandemic is difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continue to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the fiscal year ended September 30, 2020, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: September 30, 2020 (Unaudited) 59

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of September 30, 2020, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month periods ended September 30, 2020 and 2019 (the “interim financial information”).

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2020

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of IBRD as of June 30, 2020, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2020. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2020, is consistent, in all material respects, with the audited financial statements from which it has been derived.

November 13, 2020

60

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01 2020 through September 30 2020

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/0830AUD00.95	0000017429	AUD	15,000,000.00	10,761,750.00	29-Jul-20	21-Aug-20	21-Aug-30

	BOND/SELL AUD/IBRD/GDIF/0930AUD00.92	0000017494	AUD	35,000,000.00	24,949,750.00	23-Sep-20	30-Sep-20	30-Sep-30

Sub-total New Borrowings				50,000,000.00	35,711,500.00

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/0932BRLSTR	0000017483	BRL	106,000,000.00	19,928,183.34	14-Sep-20	28-Sep-20	28-Sep-32

Sub-total New Borrowings				106,000,000.00	19,928,183.34

Canadian Dollar

	BOND/SELL CAD/IBRD/GDIF/0927CAD00.875	0000017489	CAD	750,000,000.00	567,794,685.44	17-Sep-20	28-Sep-20	28-Sep-27

Sub-total New Borrowings				750,000,000.00	567,794,685.44

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/0935EURSTR	0000017461	EUR	30,500,000.00	36,308,725.00	28-Aug-20	8-Sep-20	8-Sep-35

	BOND/SELL EUR/IBRD/GDIF/0950EURSTR02	0000017459	EUR	200,000,000.00	238,090,000.00	28-Aug-20	9-Sep-20	9-Sep-50

	BOND/SELL EUR/IBRD/NSV/1150EURSTR	0000017443	EUR	25,000,000.00	29,842,500.00	19-Aug-20	16-Sep-20	11-Nov-50

	BOND/SELL EUR/IBRD/NSV/1250EURSTR	0000017444	EUR	25,000,000.00	29,842,500.00	19-Aug-20	16-Sep-20	2-Dec-50

	BOND/SELL EUR/IBRD/NSV/0950EURSTR	0000017445	EUR	25,000,000.00	29,842,500.00	19-Aug-20	17-Sep-20	17-Sep-50

	BOND/SELL EUR/IBRD/NSV/1050EURSTR	0000017446	EUR	25,000,000.00	29,842,500.00	19-Aug-20	17-Sep-20	14-Oct-50

	BOND/SELL EUR/IBRD/GDIF/0935EUR00.10	0000017475	EUR	1,500,000,000.00	1,775,775,000.00	10-Sep-20	17-Sep-20	17-Sep-35

	BOND/SELL EUR/IBRD/GDIF/0940EURSTR	0000017476	EUR	125,000,000.00	147,981,250.00	10-Sep-20	24-Sep-20	24-Sep-40

Sub-total New Borrowings				1,955,500,000.00	2,317,524,975.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/0927GBP0.250	0000017488	GBP	1,250,000,000.00	1,620,750,000.00	16-Sep-20	23-Sep-20	23-Sep-27

Sub-total New Borrowings				1,250,000,000.00	1,620,750,000.00

Hong Kong Dollar

	BOND/SELL HKD/IBRD/GDIF/0922HKD00.315	0000017457	HKD	100,000,000.00	12,903,059.32	27-Aug-20	3-Sep-20	3-Sep-22

	BOND/SELL HKD/IBRD/GDIF/0922HKD00.323	0000017465	HKD	100,000,000.00	12,903,059.32	2-Sep-20	10-Sep-20	13-Sep-22

	BOND/SELL HKD/IBRD/GDIF/0922HKD00.32	0000017478	HKD	500,000,000.00	64,511,966.97	11-Sep-20	21-Sep-20	21-Sep-22

Sub-total New Borrowings				700,000,000.00	90,318,085.60

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/0723JPYSTR04	0000017411	JPY	1,453,000,000.00	13,605,505.88	10-Jul-20	27-Jul-20	14-Jul-23

Sub-total New Borrowings				1,453,000,000.00	13,605,505.88

Malaysian Ringgit

	BOND/SELL MYR/IBRD/GDIF/0823MYR01.25	0000017424	MYR	60,000,000.00	14,109,347.44	28-Jul-20	7-Aug-20	7-Aug-23

Sub-total New Borrowings				60,000,000.00	14,109,347.44

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/0927NZD00.625	0000017485	NZD	550,000,000.00	370,370,000.00	15-Sep-20	24-Sep-20	24-Sep-27

Sub-total New Borrowings				550,000,000.00	370,370,000.00

Philipine Peso

	BOND/SELL PHP/IBRD/GDIF/0725PHP02.00	0000017422	PHP	500,000,000.00	10,096,930.53	16-Jul-20	23-Jul-20	23-Jul-25

Sub-total New Borrowings				500,000,000.00	10,096,930.53

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/0723PLN00.05	0000017425	PLN	50,000,000.00	13,323,030.19	28-Jul-20	4-Aug-20	27-Jul-23

Sub-total New Borrowings				50,000,000.00	13,323,030.19

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/0323TRY12.00	0000017410	TRY	100,000,000.00	14,563,566.33	9-Jul-20	16-Jul-20	15-Mar-23

	BOND/SELL TRY/IBRD/GDIF/0323TRY12.00	0000017436	TRY	75,000,000.00	10,336,130.98	6-Aug-20	13-Aug-20	15-Mar-23

	BOND/SELL TRY/IBRD/GDIF/0822TRY11.00	0000017484	TRY	125,000,000.00	16,675,004.17	14-Sep-20	21-Sep-20	25-Aug-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Sub-total New Borrowings				300,000,000.00	41,574,701.47

United States Dollar

	BOND/SELL USD/IBRD/GDIF/0730USDSTR	0000017402	USD	20,000,000.00	20,000,000.00	2-Jul-20	21-Jul-20	21-Jul-30

	BOND/SELL USD/IBRD/GDIF/0725USD00.375	0000017423	USD	5,000,000,000.00	5,000,000,000.00	21-Jul-20	28-Jul-20	28-Jul-25

	BOND/SELL USD/IBRD/GDIF/0827USDFRN	0000017440	USD	700,000,000.00	700,000,000.00	12-Aug-20	19-Aug-20	19-Aug-27

	BOND/SELL USD/IBRD/GDIF/0830USD00.75	0000017447	USD	3,000,000,000.00	3,000,000,000.00	19-Aug-20	26-Aug-20	26-Aug-30

	BOND/SELL USD/IBRD/GDIF/0830USDSTR	0000017449	USD	50,000,000.00	50,000,000.00	21-Aug-20	28-Aug-20	28-Aug-30

	BOND/SELL USD/IBRD/GDIF/0925USDSTR	0000017460	USD	8,000,000.00	8,000,000.00	28-Aug-20	8-Sep-20	8-Sep-25

	BOND/SELL USD/IBRD/GDIF/0930USD00.78	0000017456	USD	100,000,000.00	100,000,000.00	26-Aug-20	9-Sep-20	9-Sep-30

	BOND/SELL USD/IBRD/GDIF/0923USDSTR06	0000017466	USD	150,000,000.00	150,000,000.00	3-Sep-20	18-Sep-20	20-Sep-23

	BOND/SELL USD/IBRD/GDIF/0925USDFRN	0000017480	USD	1,500,000,000.00	1,500,000,000.00	11-Sep-20	18-Sep-20	18-Sep-25

	BOND/SELL USD/IBRD/GDIF/0930USDSTR	0000017467	USD	20,000,000.00	20,000,000.00	3-Sep-20	22-Sep-20	22-Sep-30

	BOND/SELL USD/IBRD/GDIF/0940USDSTR02	0000017474	USD	70,000,000.00	70,000,000.00	9-Sep-20	23-Sep-20	23-Sep-40

Sub-total New Borrowings				10,618,000,000.00	10,618,000,000.00

Uruguayan Peso

	BOND/SELL UYU/IBRD/GDIF/0925UYUSTR	0000017438	UYU	636,300,000.00	14,917,360.22	11-Aug-20	3-Sep-20	3-Sep-25

Sub-total New Borrowings				636,300,000.00	14,917,360.22

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000017414	ZAR	42,000,000.00	2,508,893.13	13-Jul-20	17-Jul-20	29-Nov-24

	BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000017439	ZAR	600,000,000.00	34,515,588.10	12-Aug-20	19-Aug-20	29-May-35

	BOND/SELL ZAR/IBRD/GDIF/0940ZAR00.00	0000017492	ZAR	1,000,000,000.00	59,999,340.01	21-Sep-20	28-Sep-20	28-Sep-40

Sub-total New Borrowings				1,642,000,000.00	97,023,821.24

Total New Borrowings					15,845,048,126.35

Maturing Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/0720AUD01.00	0000010251	AUD	(5,000,000.00)	(3,477,000.00)	15-Jun-10	6-Jul-10	6-Jul-20

	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50	0000010329	AUD	(5,740,000.00)	(4,134,522.00)	29-Jul-10	26-Aug-10	26-Aug-20

	BOND/SELL AUD/IBRD/GDIF/0920AUD00.50	0000010368	AUD	(16,785,000.00)	(12,268,156.50)	10-Sep-10	27-Sep-10	18-Sep-20

	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010648	AUD	(6,000,000.00)	(4,285,800.00)	10-Mar-11	18-Mar-11	10-Aug-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010790	AUD	(6,000,000.00)	(4,285,800.00)	2-Jun-11	10-Jun-11	10-Aug-20

	BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010551	AUD	(6,000,000.00)	(4,285,800.00)	14-Jan-11	27-Jan-11	10-Aug-20

	BOND/SELL AUD/IBRD/GDIF/0820AUD02.20	0000016123	AUD	(110,000,000.00)	(80,542,000.00)	23-Aug-18	28-Aug-18	28-Aug-20

	BOND/SELL AUD/IBRD/GDIF/0820AUD02.20	0000016693	AUD	(50,000,000.00)	(36,610,000.00)	13-Aug-19	16-Aug-19	28-Aug-20

Sub-total Maturing Borrowings				(205,525,000.00)	(149,889,078.50)

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/0920BRL06.01	0000015527	BRL	(94,700,000.00)	(17,187,244.78)	11-Sep-17	25-Sep-17	25-Sep-20

Sub-total Maturing Borrowings				(94,700,000.00)	(17,187,244.78)

Chilean Peso

	BOND/SELL CLP/IBRD/GDIF/0820CLP02.50	0000015486	CLP	(10,000,000,000.00)	(12,603,188.61)	18-Aug-17	25-Aug-17	14-Aug-20

	BOND/SELL CLP/IBRD/GDIF/0820CLP02.50	0000016039	CLP	(2,000,000,000.00)	(2,520,637.72)	20-Jun-18	27-Jun-18	14-Aug-20

Sub-total Maturing Borrowings				(12,000,000,000.00)	(15,123,826.33)

Columbian Peso

	BOND/SELL COP/IBRD/GDIF/0920COP05.23	0000014066	COP	(46,000,000,000.00)	(12,381,850.90)	28-Aug-15	18-Sep-15	18-Sep-20

	BOND/SELL COP/IBRD/GDIF/0920COP05.23	0000014193	COP	(5,500,000,000.00)	(1,480,438.69)	12-Nov-15	24-Nov-15	18-Sep-20

Sub-total Maturing Borrowings				(51,500,000,000.00)	(13,862,289.59)

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/0920EUR01.02	0000011609	EUR	(20,000,000.00)	(23,287,000.00)	12-Sep-12	24-Sep-12	24-Sep-20

	BOND/SELL EUR/IBRD/GDIF/0720EUR00.17	0000013947	EUR	(100,000,000.00)	(113,300,000.00)	2-Jul-15	13-Jul-15	13-Jul-20

Sub-total Maturing Borrowings				(120,000,000.00)	(136,587,000.00)

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/0920GBP00.30	0000015502	GBP	(150,000,000.00)	(197,250,000.00)	31-Aug-17	7-Sep-17	7-Sep-20

Sub-total Maturing Borrowings				(150,000,000.00)	(197,250,000.00)

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/0820INR05.71	0000013928	INR	(412,000,000.00)	(5,504,746.51)	25-Jun-15	30-Jul-15	5-Aug-20

	BOND/SELL INR/IBRD/GDIF/0820INR05.65	0000014031	INR	(436,700,000.00)	(5,836,089.67)	12-Aug-15	19-Aug-15	19-Aug-20

	BOND/SELL INR/IBRD/GDIF/0720INR04.45	0000015385	INR	(900,000,000.00)	(12,028,081.56)	3-Jul-17	24-Jul-17	24-Jul-20

	BOND/SELL INR/IBRD/GDIF/0720INR04.60	0000015384	INR	(321,000,000.00)	(4,293,874.94)	3-Jul-17	27-Jul-17	27-Jul-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/GDIF/0820INR04.45	0000015450	INR	(260,000,000.00)	(3,546,967.65)	4-Aug-17	30-Aug-17	28-Aug-20

	BOND/SELL INR/IBRD/GDIF/0820INR04.43	0000015458	INR	(900,000,000.00)	(12,277,964.94)	9-Aug-17	30-Aug-17	28-Aug-20

	BOND/SELL INR/IBRD/GDIF/0920INR04.33	0000015528	INR	(1,669,000,000.00)	(22,638,243.85)	12-Sep-17	25-Sep-17	25-Sep-20

	BOND/SELL INR/IBRD/GDIF/0920INR04.42	0000015511	INR	(235,200,000.00)	(3,192,247.40)	6-Sep-17	28-Sep-17	28-Sep-20

Sub-total Maturing Borrowings				(5,133,900,000.00)	(69,318,216.52)

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/0820JPY00.206	0000010870	JPY	(30,000,000,000.00)	(282,060,925.16)	2-Aug-11	17-Aug-11	17-Aug-20

	BOND/SELL JPY/IBRD/GDIF/0820JPYSTR09	0000015451	JPY	(3,300,000,000.00)	(31,264,803.41)	4-Aug-17	17-Aug-17	18-Aug-20

Sub-total Maturing Borrowings				(33,300,000,000.00)	(313,325,728.57)

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/GDIF/0920KZT00.00	0000016150	KZT	(1,000,000,000.00)	(2,342,249.50)	11-Sep-18	18-Sep-18	14-Sep-20

Sub-total Maturing Borrowings				(1,000,000,000.00)	(2,342,249.50)

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016138	MXN	(100,000,000.00)	(4,696,489.37)	31-Aug-18	11-Sep-18	11-Sep-20

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016156	MXN	(100,000,000.00)	(4,696,489.37)	14-Sep-18	25-Sep-18	11-Sep-20

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016259	MXN	(50,000,000.00)	(2,348,244.69)	4-Dec-18	13-Dec-18	11-Sep-20

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016312	MXN	(50,000,000.00)	(2,348,244.69)	31-Jan-19	8-Feb-19	11-Sep-20

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016436	MXN	(100,000,000.00)	(4,696,489.37)	27-Mar-19	4-Apr-19	11-Sep-20

Sub-total Maturing Borrowings				(400,000,000.00)	(18,785,957.50)

Malaysian Ringgit

	BOND/SELL MYR/IBRD/GDIF/0820MYR03.20	0000016103	MYR	(30,000,000.00)	(7,150,518.41)	2-Aug-18	10-Aug-18	10-Aug-20

Sub-total Maturing Borrowings				(30,000,000.00)	(7,150,518.41)

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/0720NZD00.50	0000010262	NZD	(4,957,000.00)	(3,238,903.80)	21-Jun-10	6-Jul-10	6-Jul-20

Sub-total Maturing Borrowings				(4,957,000.00)	(3,238,903.80)

Philipine Peso

	BOND/SELL PHP/IBRD/GDIF/0920PHP03.125	0000015567	PHP	(1,316,100,000.00)	(27,125,456.01)	28-Sep-17	12-Oct-17	25-Sep-20

	BOND/SELL PHP/IBRD/GDIF/0920PHP03.125	0000015846	PHP	(500,000,000.00)	(10,305,241.25)	21-Feb-18	28-Feb-18	25-Sep-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL PHP/IBRD/GDIF/0920PHP03.125	0000015942	PHP	(500,000,000.00)	(10,305,241.25)	24-Apr-18	2-May-18	25-Sep-20

Sub-total Maturing Borrowings				(2,316,100,000.00)	(47,735,938.50)

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/0720PLN01.50	0000015447	PLN	(125,000,000.00)	(33,646,016.98)	3-Aug-17	10-Aug-17	31-Jul-20

Sub-total Maturing Borrowings				(125,000,000.00)	(33,646,016.98)

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/0820TRY07.80	0000014649	TRY	(4,500,000.00)	(609,034.00)	11-Jul-16	16-Aug-16	17-Aug-20

	BOND/SELL TRY/IBRD/GDIF/0920TRY09.66	0000015526	TRY	(523,060,000.00)	(68,742,278.88)	11-Sep-17	25-Sep-17	25-Sep-20

	BOND/SELL TRY/IBRD/GDIF/0720TRY15.00	0000016072	TRY	(50,000,000.00)	(7,286,877.06)	9-Jul-18	17-Jul-18	17-Jul-20

	BOND/SELL TRY/IBRD/GDIF/0720TRY15.00	0000016106	TRY	(30,000,000.00)	(4,372,126.24)	3-Aug-18	10-Aug-18	17-Jul-20

	BOND/SELL TRY/IBRD/GDIF/0720TRY00.00	0000016006	TRY	(12,000,000.00)	(1,752,310.86)	6-Jun-18	23-Jul-18	24-Jul-20

Sub-total Maturing Borrowings				(619,560,000.00)	(82,762,627.05)

United States Dollar

	BOND/SELL USD/IBRD/COLTS/0820USD08.75	0000000720	USD	(28,635,000.00)	(28,635,000.00)	31-Jul-89	31-Jul-89	1-Aug-20

	BOND/SELL USD/IBRD/GDIF/1020USD01.125	0000014703	USD	(1,500,000,000.00)	(1,500,000,000.00)	3-Aug-16	10-Aug-16	10-Aug-20

	BOND/SELL USD/IBRD/GDIF/0720USD01.75	0000015046	USD	(25,000,000.00)	(25,000,000.00)	4-Jan-17	13-Jan-17	13-Jul-20

	BOND/SELL USD/IBRD/GDIF/0720USDSTR02	0000015376	USD	(187,492,500.00)	(187,492,500.00)	28-Jun-17	7-Jul-17	15-Jul-20

	BOND/SELL USD/IBRD/GDIF/0920USD01.62	0000015488	USD	(3,000,000,000.00)	(3,000,000,000.00)	22-Aug-17	29-Aug-17	4-Sep-20

	BOND/SELL USD/IBRD/GDIF/0920USD01.6646	0000015469	USD	(2,549,000.00)	(2,549,000.00)	16-Aug-17	30-Aug-17	1-Sep-20

	BOND/SELL USD/IBRD/GDIF/0920USD01.56	0000015530	USD	(255,000,000.00)	(255,000,000.00)	12-Sep-17	19-Sep-17	12-Sep-20

	BOND/SELL USD/IBRD/GDIF/0720USD01.80	0000015607	USD	(27,000,000.00)	(27,000,000.00)	18-Oct-17	26-Oct-17	31-Jul-20

	BOND/SELL USD/IBRD/GDIF/0720USDFRN	0000015791	USD	(100,000,000.00)	(100,000,000.00)	22-Jan-18	29-Jan-18	29-Jul-20

	BOND/SELL USD/IBRD/GDIF/0820USD02.235	0000015796	USD	(25,000,000.00)	(25,000,000.00)	24-Jan-18	5-Feb-18	5-Aug-20

	BOND/SELL USD/IBRD/GDIF/0820USDFRN	0000016120	USD	(1,000,000,000.00)	(1,000,000,000.00)	14-Aug-18	21-Aug-18	21-Aug-20

	BOND/SELL USD/IBRD/GDIF/0920USD02.88	0000016197	USD	(19,715,000.00)	(19,715,000.00)	11-Oct-18	18-Oct-18	1-Sep-20

	BOND/SELL USD/IBRD/GDIF/0920USDFRN	0000016378	USD	(30,000,000.00)	(30,000,000.00)	7-Mar-19	14-Mar-19	14-Sep-20

Sub-total Maturing Borrowings				(6,200,391,500.00)	(6,200,391,500.00)

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/0920ZAR00.50	0000010349	ZAR	(52,890,000.00)	(3,148,026.90)	13-Aug-10	2-Sep-10	2-Sep-20

	BOND/SELL ZAR/IBRD/GDIF/0820ZAR07.08	0000013888	ZAR	(30,000,000.00)	(1,689,693.43)	11-Jun-15	16-Jul-15	10-Aug-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Sub-total Maturing Borrowings				(82,890,000.00)	(4,837,720.34)

Total Maturing Borrowings					(7,313,434,816.36)

Early Retirement

Brazilian Real

	BOND/BUY BRL/IBRD/GDIF/0621BRL07.50	0000017454	BRL	(27,400,000.00)	(5,075,248.90)	25-Aug-20	2-Sep-20	9-Jun-21

	BOND/BUY BRL/IBRD/GDIF/1222BRL00.00	0000017453	BRL	(26,880,000.00)	(4,978,930.31)	25-Aug-20	2-Sep-20	8-Dec-22

Sub-total Early Retirement				(54,280,000.00)	(10,054,179.21)

Pound Sterling

	BOND/BUY GBP/IBRD/GDIF/0722GBPSTR	0000017406	GBP	(100,000,000.00)	(127,110,000.00)	7-Jul-20	23-Jul-20	23-Jul-22

Sub-total Early Retirement				(100,000,000.00)	(127,110,000.00)

Japanese Yen

	BOND/BUY JPY/IBRD/GDIF/0223JPYSTR03	0000017432	JPY	(1,700,000,000.00)	(15,934,014.43)	3-Aug-20	14-Aug-20	14-Feb-23

	BOND/BUY JPY/IBRD/GDIF/0623JPYSTR03	0000017470	JPY	(300,000,000.00)	(2,826,588.78)	26-Aug-20	9-Sep-20	9-Jun-23

	BOND/BUY JPY/IBRD/GDIF/0924JPYSTR	0000017481	JPY	(2,103,000,000.00)	(19,963,926.33)	11-Sep-20	28-Sep-20	27-Sep-24

Sub-total Early Retirement				(4,103,000,000.00)	(38,724,529.55)

Mexican Peso

	BOND/BUY MXN/IBRD/GDIF/0422MXN07.16	0000017452	MXN	(108,900,000.00)	(4,985,921.30)	25-Aug-20	2-Sep-20	25-Apr-22

	BOND/BUY MXN/IBRD/GDIF/0727MXN00.00	0000017487	MXN	(272,520,000.00)	(12,776,670.81)	15-Sep-20	22-Sep-20	30-Jun-27

Sub-total Early Retirement				(381,420,000.00)	(17,762,592.10)

United States Dollar

	BOND/BUY USD/IBRD/GDIF/0724USDSTR01	0000017376	USD	(52,000,000.00)	(52,000,000.00)	12-Jun-20	1-Jul-20	1-Jul-24

	BOND/BUY USD/IBRD/GDIF/0124USDSTR03	0000017373	USD	(100,000,000.00)	(100,000,000.00)	11-Jun-20	2-Jul-20	2-Jan-24

	BOND/BUY USD/IBRD/GDIF/0726USDSTR02	0000017389	USD	(50,000,000.00)	(50,000,000.00)	18-Jun-20	6-Jul-20	6-Jul-26

	BOND/BUY USD/IBRD/GDIF/0723USDSTR03	0000017401	USD	(350,000,000.00)	(350,000,000.00)	1-Jul-20	10-Jul-20	12-Jul-23

	BOND/BUY USD/IBRD/GDIF/0724USDSTR04	0000017397	USD	(25,000,000.00)	(25,000,000.00)	25-Jun-20	15-Jul-20	15-Jul-24

	BOND/BUY USD/IBRD/GDIF/0724USDSTR03	0000017403	USD	(100,000,000.00)	(100,000,000.00)	2-Jul-20	15-Jul-20	15-Jul-24

	BOND/BUY USD/IBRD/GDIF/0430USDSTR	0000017399	USD	(20,000,000.00)	(20,000,000.00)	1-Jul-20	21-Jul-20	21-Apr-30

	BOND/BUY USD/IBRD/GDIF/0746USDSTR01	0000017407	USD	(50,000,000.00)	(50,000,000.00)	7-Jul-20	27-Jul-20	27-Jul-46

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/BUY USD/IBRD/GDIF/0727USDSTR	0000017408	USD	(35,000,000.00)	(35,000,000.00)	7-Jul-20	27-Jul-20	27-Jul-27

	BOND/BUY USD/IBRD/GDIF/0726USDSTR05	0000017409	USD	(50,000,000.00)	(50,000,000.00)	7-Jul-20	27-Jul-20	27-Jul-26

	BOND/BUY USD/IBRD/GDIF/0722USDSTR03	0000017413	USD	(10,000,000.00)	(10,000,000.00)	13-Jul-20	29-Jul-20	29-Jul-22

	BOND/BUY USD/IBRD/GDIF/0846USDSTR	0000017415	USD	(100,000,000.00)	(100,000,000.00)	13-Jul-20	3-Aug-20	1-Aug-46

	BOND/BUY USD/IBRD/GDIF/0846USDSTR01	0000017416	USD	(50,000,000.00)	(50,000,000.00)	13-Jul-20	3-Aug-20	1-Aug-46

	BOND/BUY USD/IBRD/GDIF/0230USDSTR01	0000017412	USD	(5,000,000.00)	(5,000,000.00)	10-Jul-20	6-Aug-20	6-Feb-30

	BOND/BUY USD/IBRD/GDIF/0826USDSTR03	0000017426	USD	(2,835,000.00)	(2,835,000.00)	29-Jul-20	17-Aug-20	15-Aug-26

	BOND/BUY USD/IBRD/GDIF/0836USDSTR	0000017430	USD	(20,000,000.00)	(20,000,000.00)	29-Jul-20	17-Aug-20	17-Aug-36

	BOND/BUY USD/IBRD/GDIF/1131USDSTR	0000017437	USD	(10,000,000.00)	(10,000,000.00)	10-Aug-20	28-Aug-20	28-Nov-31

	BOND/BUY USD/IBRD/GDIF/0623USD00.50	0000017450	USD	(2,800,000.00)	(2,800,000.00)	24-Aug-20	28-Aug-20	19-Jun-23

	BOND/BUY USD/IBRD/GDIF/0929USDSTR01	0000017442	USD	(20,000,000.00)	(20,000,000.00)	17-Aug-20	4-Sep-20	4-Sep-29

	BOND/BUY USD/IBRD/GDIF/0923USDSTR04	0000017448	USD	(6,700,000.00)	(6,700,000.00)	20-Aug-20	11-Sep-20	11-Sep-23

	BOND/BUY USD/IBRD/GDIF/0826USDSTR04	0000017471	USD	(200,000,000.00)	(200,000,000.00)	4-Sep-20	11-Sep-20	12-Aug-26

	BOND/BUY USD/IBRD/GDIF/0926USDSTR01	0000017455	USD	(10,000,000.00)	(10,000,000.00)	25-Aug-20	16-Sep-20	16-Sep-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000017477	USD	(14,200,000.00)	(14,200,000.00)	10-Sep-20	17-Sep-20	31-May-26

	BOND/BUY USD/IBRD/GDIF/0922USDSTR07	0000017458	USD	(150,000,000.00)	(150,000,000.00)	27-Aug-20	18-Sep-20	18-Sep-22

	BOND/BUY USD/IBRD/GDIF/0929USDSTR02	0000017451	USD	(350,000,000.00)	(350,000,000.00)	24-Aug-20	21-Sep-20	20-Sep-29

	BOND/BUY USD/IBRD/GDIF/0924USDSTR05	0000017469	USD	(500,000,000.00)	(500,000,000.00)	3-Sep-20	23-Sep-20	23-Sep-24

	BOND/BUY USD/IBRD/GDIF/0929USDSTR	0000017462	USD	(150,000,000.00)	(150,000,000.00)	28-Aug-20	28-Sep-20	27-Sep-29

	BOND/BUY USD/IBRD/GDIF/0922USDSTR03	0000017472	USD	(15,000,000.00)	(15,000,000.00)	9-Sep-20	28-Sep-20	28-Sep-22

	BOND/BUY USD/IBRD/GDIF/0924USDSTR06	0000017473	USD	(150,000,000.00)	(150,000,000.00)	9-Sep-20	28-Sep-20	28-Sep-24

	BOND/BUY USD/IBRD/GDIF/0746USDSTR	0000017400	USD	(126,778,898.34)	(126,778,898.34)	1-Jul-20	20-Jul-20	19-Jul-46

	BOND/BUY USD/IBRD/GDIF/0746USDSTR02	0000017405	USD	(67,350,000.00)	(67,350,000.00)	2-Jul-20	22-Jul-20	22-Jul-46

	BOND/BUY USD/IBRD/GDIF/0746USDSTR04	0000017404	USD	(68,430,000.00)	(68,430,000.00)	2-Jul-20	29-Jul-20	29-Jul-46

	BOND/BUY USD/IBRD/GDIF/0846USDSTR03	0000017434	USD	(115,100,000.00)	(115,100,000.00)	4-Aug-20	24-Aug-20	22-Aug-46

	BOND/BUY USD/IBRD/GDIF/0846USDSTR05	0000017435	USD	(111,500,000.00)	(111,500,000.00)	6-Aug-20	26-Aug-20	26-Aug-46

	BOND/BUY USD/IBRD/GDIF/0946USDSTR04	0000017463	USD	(110,300,000.00)	(110,300,000.00)	28-Aug-20	22-Sep-20	22-Sep-46

Sub-total Early Retirement				(3,197,993,898.34)	(3,197,993,898.34)

Total Early Retirement					(3,391,645,199.20)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01 2020 through September 30 2020

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010433499	USD	50,000,000.00	50,000,000.00	2-Jul-20	2-Jul-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010433528	USD	50,000,000.00	50,000,000.00	2-Jul-20	2-Jul-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT20	0010433529	USD	50,000,000.00	50,000,000.00	2-Jul-20	2-Jul-20	9-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010433531	USD	150,000,000.00	150,000,000.00	2-Jul-20	2-Jul-20	14-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010433548	USD	150,000,000.00	150,000,000.00	6-Jul-20	6-Jul-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS28SEP20	0010433550	USD	328,600,000.00	328,600,000.00	6-Jul-20	6-Jul-20	28-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP20	0010433551	USD	30,000,000.00	30,000,000.00	6-Jul-20	6-Jul-20	30-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS7AUG20	0010433556	USD	45,000,000.00	45,000,000.00	6-Jul-20	6-Jul-20	7-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP20	0010433558	USD	100,000,000.00	100,000,000.00	6-Jul-20	6-Jul-20	9-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS15SEP20	0010433543	USD	15,000,000.00	15,000,000.00	2-Jul-20	7-Jul-20	15-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT20	0010433869	USD	150,000,000.00	150,000,000.00	7-Jul-20	7-Jul-20	5-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS26AUG20	0010433559	USD	30,000,000.00	30,000,000.00	6-Jul-20	8-Jul-20	26-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010434075	USD	100,000,000.00	100,000,000.00	8-Jul-20	8-Jul-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV20	0010434718	USD	150,000,000.00	150,000,000.00	14-Jul-20	14-Jul-20	13-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP20	0010434721	USD	104,000,000.00	104,000,000.00	14-Jul-20	14-Jul-20	30-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT20	0010434741	USD	50,000,000.00	50,000,000.00	14-Jul-20	14-Jul-20	5-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010434743	USD	65,000,000.00	65,000,000.00	14-Jul-20	14-Jul-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010434724	USD	100,000,000.00	100,000,000.00	14-Jul-20	15-Jul-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT20	0010434746	USD	150,000,000.00	150,000,000.00	14-Jul-20	15-Jul-20	28-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010434747	USD	150,000,000.00	150,000,000.00	14-Jul-20	15-Jul-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS26OCT20	0010434910	USD	100,000,000.00	100,000,000.00	15-Jul-20	15-Jul-20	26-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010434911	USD	100,000,000.00	100,000,000.00	15-Jul-20	15-Jul-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010434924	USD	100,000,000.00	100,000,000.00	15-Jul-20	15-Jul-20	6-Nov-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010435315	USD	100,000,000.00	100,000,000.00	22-Jul-20	22-Jul-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV20	0010435316	USD	100,000,000.00	100,000,000.00	22-Jul-20	22-Jul-20	13-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010435317	USD	100,000,000.00	100,000,000.00	22-Jul-20	22-Jul-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010435311	USD	200,000,000.00	200,000,000.00	22-Jul-20	23-Jul-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB21	0010435588	USD	8,394,000.00	8,394,000.00	31-Jul-20	3-Aug-20	1-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS29SEP20	0010435589	USD	50,000,000.00	50,000,000.00	31-Jul-20	3-Aug-20	29-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS26FEB21	0010435966	USD	100,000,000.00	100,000,000.00	5-Aug-20	6-Aug-20	26-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010436020	USD	50,000,000.00	50,000,000.00	6-Aug-20	6-Aug-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS26OCT20	0010436022	USD	100,000,000.00	100,000,000.00	6-Aug-20	6-Aug-20	26-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV20	0010436025	USD	100,000,000.00	100,000,000.00	6-Aug-20	6-Aug-20	18-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS31AUG20	0010436027	USD	30,000,000.00	30,000,000.00	6-Aug-20	6-Aug-20	31-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010436028	USD	30,000,000.00	30,000,000.00	6-Aug-20	6-Aug-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS26FEB21	0010436035	USD	100,000,000.00	100,000,000.00	6-Aug-20	6-Aug-20	26-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010436021	USD	30,000,000.00	30,000,000.00	6-Aug-20	7-Aug-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010436023	USD	100,000,000.00	100,000,000.00	6-Aug-20	7-Aug-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010436024	USD	50,000,000.00	50,000,000.00	6-Aug-20	7-Aug-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010436026	USD	50,000,000.00	50,000,000.00	6-Aug-20	7-Aug-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010436032	USD	230,000,000.00	230,000,000.00	6-Aug-20	7-Aug-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN21	0010436417	USD	300,000,000.00	300,000,000.00	11-Aug-20	11-Aug-20	8-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010436541	USD	125,000,000.00	125,000,000.00	12-Aug-20	12-Aug-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010436542	USD	100,000,000.00	100,000,000.00	12-Aug-20	12-Aug-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC20	0010436551	USD	20,000,000.00	20,000,000.00	12-Aug-20	12-Aug-20	14-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010436540	USD	35,000,000.00	35,000,000.00	12-Aug-20	13-Aug-20	14-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS10NOV20	0010436565	USD	1,000,000.00	1,000,000.00	12-Aug-20	13-Aug-20	10-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010436865	USD	100,000,000.00	100,000,000.00	17-Aug-20	17-Aug-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS20NOV20	0010436866	USD	30,000,000.00	30,000,000.00	17-Aug-20	17-Aug-20	20-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT20	0010436867	USD	25,000,000.00	25,000,000.00	17-Aug-20	17-Aug-20	5-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010436869	USD	100,000,000.00	100,000,000.00	17-Aug-20	17-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010436884	USD	50,000,000.00	50,000,000.00	17-Aug-20	18-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS14OCT20	0010436850	USD	25,000,000.00	25,000,000.00	17-Aug-20	19-Aug-20	14-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS13OCT20	0010436868	USD	25,000,000.00	25,000,000.00	17-Aug-20	19-Aug-20	13-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010436852	USD	30,000,000.00	30,000,000.00	17-Aug-20	21-Aug-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437430	USD	50,000,000.00	50,000,000.00	21-Aug-20	21-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437431	USD	75,000,000.00	75,000,000.00	21-Aug-20	21-Aug-20	16-Nov-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS1DEC20	0010437432	USD	50,000,000.00	50,000,000.00	21-Aug-20	21-Aug-20	1-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437433	USD	300,000,000.00	300,000,000.00	21-Aug-20	21-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010437436	USD	30,000,000.00	30,000,000.00	21-Aug-20	21-Aug-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010437440	USD	50,000,000.00	50,000,000.00	21-Aug-20	21-Aug-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS20OCT20	0010437443	USD	2,000,000.00	2,000,000.00	21-Aug-20	21-Aug-20	20-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT20	0010437434	USD	50,000,000.00	50,000,000.00	21-Aug-20	24-Aug-20	21-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25JAN21	0010436887	USD	250,000,000.00	250,000,000.00	17-Aug-20	25-Aug-20	25-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN21	0010436888	USD	250,000,000.00	250,000,000.00	17-Aug-20	25-Aug-20	22-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010437453	USD	100,000,000.00	100,000,000.00	24-Aug-20	25-Aug-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010437488	USD	100,000,000.00	100,000,000.00	25-Aug-20	25-Aug-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV20	0010437489	USD	50,000,000.00	50,000,000.00	25-Aug-20	25-Aug-20	23-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437492	USD	50,000,000.00	50,000,000.00	25-Aug-20	25-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010437493	USD	30,000,000.00	30,000,000.00	25-Aug-20	25-Aug-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV20	0010437495	USD	25,000,000.00	25,000,000.00	25-Aug-20	25-Aug-20	23-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS11DEC20	0010437496	USD	25,000,000.00	25,000,000.00	25-Aug-20	25-Aug-20	11-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS19OCT20	0010437435	USD	45,000,000.00	45,000,000.00	21-Aug-20	26-Aug-20	19-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010437490	USD	50,000,000.00	50,000,000.00	25-Aug-20	26-Aug-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV20	0010437491	USD	50,000,000.00	50,000,000.00	25-Aug-20	26-Aug-20	23-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010437494	USD	250,000,000.00	250,000,000.00	25-Aug-20	26-Aug-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS23SEP20	0010437682	USD	55,000,000.00	55,000,000.00	31-Aug-20	31-Aug-20	23-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010437685	USD	100,000,000.00	100,000,000.00	31-Aug-20	31-Aug-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010437681	USD	75,000,000.00	75,000,000.00	31-Aug-20	1-Sep-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP20	0010437683	USD	35,000,000.00	35,000,000.00	31-Aug-20	1-Sep-20	30-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010437684	USD	30,000,000.00	30,000,000.00	31-Aug-20	2-Sep-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010437982	USD	30,000,000.00	30,000,000.00	1-Sep-20	2-Sep-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC20	0010438041	USD	100,000,000.00	100,000,000.00	2-Sep-20	3-Sep-20	10-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010438244	USD	100,000,000.00	100,000,000.00	8-Sep-20	8-Sep-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010438245	USD	1,000,000.00	1,000,000.00	8-Sep-20	8-Sep-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC20	0010438249	USD	500,000,000.00	500,000,000.00	8-Sep-20	9-Sep-20	17-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN21	0010438250	USD	500,000,000.00	500,000,000.00	8-Sep-20	9-Sep-20	22-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS7DEC20	0010438246	USD	50,000,000.00	50,000,000.00	8-Sep-20	10-Sep-20	7-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS26FEB21	0010438420	USD	200,000,000.00	200,000,000.00	9-Sep-20	10-Sep-20	26-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010438732	USD	40,000,000.00	40,000,000.00	14-Sep-20	14-Sep-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16DEC20	0010438733	USD	30,000,000.00	30,000,000.00	14-Sep-20	14-Sep-20	16-Dec-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS26FEB21	0010438829	USD	200,000,000.00	200,000,000.00	15-Sep-20	15-Sep-20	26-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010438735	USD	20,000,000.00	20,000,000.00	14-Sep-20	16-Sep-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV20	0010438938	USD	4,000,000.00	4,000,000.00	15-Sep-20	16-Sep-20	13-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23MAR21	0010439134	USD	100,000,000.00	100,000,000.00	17-Sep-20	17-Sep-20	23-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS19JAN21	0010439136	USD	50,000,000.00	50,000,000.00	17-Sep-20	17-Sep-20	19-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS23MAR21	0010439182	USD	100,000,000.00	100,000,000.00	18-Sep-20	18-Sep-20	23-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC20	0010439183	USD	50,000,000.00	50,000,000.00	18-Sep-20	18-Sep-20	14-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN21	0010439178	USD	100,000,000.00	100,000,000.00	18-Sep-20	21-Sep-20	15-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR21	0010439180	USD	200,000,000.00	200,000,000.00	18-Sep-20	21-Sep-20	15-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS15DEC20	0010439186	USD	50,000,000.00	50,000,000.00	18-Sep-20	21-Sep-20	15-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS5FEB21	0010439688	USD	500,000,000.00	500,000,000.00	28-Sep-20	30-Sep-20	5-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS1APR21	0010439825	USD	100,000,000.00	100,000,000.00	30-Sep-20	1-Oct-20	1-Apr-21

Sub-total New Borrowings				10,013,994,000.00	10,013,994,000.00

Total New Borrowings					10,013,994,000.00

Maturing Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010417580	USD	(100,000,000.00)	(100,000,000.00)	3-Jan-20	3-Jan-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010417610	USD	(100,000,000.00)	(100,000,000.00)	6-Jan-20	6-Jan-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010417654	USD	(100,000,000.00)	(100,000,000.00)	7-Jan-20	7-Jan-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010417655	USD	(100,000,000.00)	(100,000,000.00)	7-Jan-20	7-Jan-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010417656	USD	(100,000,000.00)	(100,000,000.00)	7-Jan-20	7-Jan-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL20	0010418028	USD	(100,000,000.00)	(100,000,000.00)	10-Jan-20	10-Jan-20	15-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL20	0010418029	USD	(200,000,000.00)	(200,000,000.00)	10-Jan-20	13-Jan-20	15-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010421289	USD	(25,000,000.00)	(25,000,000.00)	2-Mar-20	3-Mar-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1SEP20	0010421542	USD	(100,000,000.00)	(100,000,000.00)	5-Mar-20	5-Mar-20	1-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL20	0010422062	USD	(40,000,000.00)	(40,000,000.00)	10-Mar-20	10-Mar-20	24-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS22SEP20	0010422272	USD	(100,000,000.00)	(100,000,000.00)	11-Mar-20	12-Mar-20	22-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010422255	USD	(150,000,000.00)	(150,000,000.00)	11-Mar-20	13-Mar-20	14-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS14AUG20	0010422336	USD	(10,000,000.00)	(10,000,000.00)	13-Mar-20	16-Mar-20	14-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP20	0010422425	USD	(8,900,000.00)	(8,900,000.00)	16-Mar-20	16-Mar-20	25-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS27JUL20	0010422427	USD	(100,000,000.00)	(100,000,000.00)	16-Mar-20	16-Mar-20	27-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS22SEP20	0010422429	USD	(100,000,000.00)	(100,000,000.00)	16-Mar-20	16-Mar-20	22-Sep-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS13JUL20	0010422435	USD	(100,000,000.00)	(100,000,000.00)	16-Mar-20	16-Mar-20	13-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS3JUL20	0010422547	USD	(50,000,000.00)	(50,000,000.00)	18-Mar-20	18-Mar-20	3-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1SEP20	0010422561	USD	(100,000,000.00)	(100,000,000.00)	18-Mar-20	18-Mar-20	1-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL20	0010422562	USD	(150,000,000.00)	(150,000,000.00)	18-Mar-20	18-Mar-20	24-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010422573	USD	(10,000,000.00)	(10,000,000.00)	18-Mar-20	19-Mar-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS3JUL20	0010422757	USD	(200,000,000.00)	(200,000,000.00)	19-Mar-20	19-Mar-20	3-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS17JUL20	0010422766	USD	(100,000,000.00)	(100,000,000.00)	19-Mar-20	19-Mar-20	17-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP20	0010422764	USD	(940,000.00)	(940,000.00)	19-Mar-20	20-Mar-20	25-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS3AUG20	0010422952	USD	(100,000,000.00)	(100,000,000.00)	24-Mar-20	24-Mar-20	3-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS3AUG20	0010422947	USD	(5,852,000.00)	(5,852,000.00)	24-Mar-20	25-Mar-20	3-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS23JUL20	0010423860	USD	(30,000,000.00)	(30,000,000.00)	2-Apr-20	2-Apr-20	23-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL20	0010423861	USD	(30,000,000.00)	(30,000,000.00)	2-Apr-20	2-Apr-20	24-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS2JUL20	0010424323	USD	(70,000,000.00)	(70,000,000.00)	6-Apr-20	6-Apr-20	2-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL20	0010424346	USD	(30,000,000.00)	(30,000,000.00)	6-Apr-20	6-Apr-20	24-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL20	0010424349	USD	(30,000,000.00)	(30,000,000.00)	6-Apr-20	6-Apr-20	24-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010424932	USD	(50,000,000.00)	(50,000,000.00)	8-Apr-20	8-Apr-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010424957	USD	(100,000,000.00)	(100,000,000.00)	8-Apr-20	9-Apr-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS22SEP20	0010425197	USD	(25,000,000.00)	(25,000,000.00)	9-Apr-20	9-Apr-20	22-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP20	0010425198	USD	(25,000,000.00)	(25,000,000.00)	9-Apr-20	9-Apr-20	25-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS20AUG20	0010425155	USD	(250,000,000.00)	(250,000,000.00)	9-Apr-20	13-Apr-20	20-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS25AUG20	0010425156	USD	(250,000,000.00)	(250,000,000.00)	9-Apr-20	13-Apr-20	25-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS17JUL20	0010425295	USD	(10,000,000.00)	(10,000,000.00)	13-Apr-20	13-Apr-20	17-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS18AUG20	0010425296	USD	(200,000,000.00)	(200,000,000.00)	13-Apr-20	14-Apr-20	18-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS19AUG20	0010425297	USD	(200,000,000.00)	(200,000,000.00)	13-Apr-20	14-Apr-20	19-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS1SEP20	0010425339	USD	(300,000,000.00)	(300,000,000.00)	14-Apr-20	15-Apr-20	1-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010425433	USD	(100,000,000.00)	(100,000,000.00)	15-Apr-20	15-Apr-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL20	0010425491	USD	(150,000,000.00)	(150,000,000.00)	15-Apr-20	15-Apr-20	1-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS31AUG20	0010425505	USD	(5,000,000.00)	(5,000,000.00)	15-Apr-20	15-Apr-20	31-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL20	0010425507	USD	(5,000,000.00)	(5,000,000.00)	15-Apr-20	15-Apr-20	15-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS2JUL20	0010425523	USD	(150,000,000.00)	(150,000,000.00)	15-Apr-20	15-Apr-20	2-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JUL20	0010425532	USD	(50,000,000.00)	(50,000,000.00)	15-Apr-20	16-Apr-20	6-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP20	0010427096	USD	(150,000,000.00)	(150,000,000.00)	5-May-20	5-May-20	9-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS2JUL20	0010427099	USD	(50,000,000.00)	(50,000,000.00)	5-May-20	5-May-20	2-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010427103	USD	(150,000,000.00)	(150,000,000.00)	5-May-20	5-May-20	14-Sep-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS6JUL20	0010428419	USD	(100,000,000.00)	(100,000,000.00)	14-May-20	14-May-20	6-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS4SEP20	0010428684	USD	(175,000,000.00)	(175,000,000.00)	18-May-20	18-May-20	4-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP20	0010428708	USD	(100,000,000.00)	(100,000,000.00)	18-May-20	18-May-20	9-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JUL20	0010428710	USD	(46,000,000.00)	(46,000,000.00)	18-May-20	18-May-20	6-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL20	0010428711	USD	(30,000,000.00)	(30,000,000.00)	18-May-20	18-May-20	31-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS10AUG20	0010428714	USD	(50,000,000.00)	(50,000,000.00)	18-May-20	18-May-20	10-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS27JUL20	0010428729	USD	(5,500,000.00)	(5,500,000.00)	18-May-20	18-May-20	27-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS15SEP20	0010428473	USD	(20,010,000.00)	(20,010,000.00)	14-May-20	19-May-20	15-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS8SEP20	0010428713	USD	(50,000,000.00)	(50,000,000.00)	18-May-20	19-May-20	8-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS31AUG20	0010428758	USD	(400,000,000.00)	(400,000,000.00)	19-May-20	19-May-20	31-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS8JUL20	0010428762	USD	(104,000,000.00)	(104,000,000.00)	19-May-20	19-May-20	8-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS14AUG20	0010428770	USD	(250,000,000.00)	(250,000,000.00)	19-May-20	19-May-20	14-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL20	0010428852	USD	(20,000,000.00)	(20,000,000.00)	20-May-20	20-May-20	31-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS17SEP20	0010428854	USD	(25,000,000.00)	(25,000,000.00)	20-May-20	20-May-20	17-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS9JUL20	0010428855	USD	(50,000,000.00)	(50,000,000.00)	20-May-20	20-May-20	9-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS26AUG20	0010428856	USD	(25,000,000.00)	(25,000,000.00)	20-May-20	20-May-20	26-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL20	0010428858	USD	(100,000,000.00)	(100,000,000.00)	20-May-20	20-May-20	15-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS12AUG20	0010428860	USD	(1,000,000.00)	(1,000,000.00)	20-May-20	20-May-20	12-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS29JUL20	0010428887	USD	(50,000,000.00)	(50,000,000.00)	20-May-20	21-May-20	29-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS17JUL20	0010428546	USD	(100,000,000.00)	(100,000,000.00)	15-May-20	22-May-20	17-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS14AUG20	0010429121	USD	(10,000,000.00)	(10,000,000.00)	26-May-20	26-May-20	14-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS20JUL20	0010429122	USD	(20,000,000.00)	(20,000,000.00)	26-May-20	26-May-20	20-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS14AUG20	0010429117	USD	(200,000,000.00)	(200,000,000.00)	26-May-20	27-May-20	14-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS7JUL20	0010429159	USD	(250,000,000.00)	(250,000,000.00)	26-May-20	27-May-20	7-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JUL20	0010429155	USD	(50,000,000.00)	(50,000,000.00)	26-May-20	28-May-20	6-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JUL20	0010429156	USD	(50,000,000.00)	(50,000,000.00)	26-May-20	29-May-20	6-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS31AUG20	0010429585	USD	(30,000,000.00)	(30,000,000.00)	29-May-20	29-May-20	31-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL20	0010429568	USD	(100,000,000.00)	(100,000,000.00)	29-May-20	1-Jun-20	15-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010429900	USD	(15,000,000.00)	(15,000,000.00)	2-Jun-20	2-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010429903	USD	(100,000,000.00)	(100,000,000.00)	2-Jun-20	2-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010429904	USD	(150,000,000.00)	(150,000,000.00)	2-Jun-20	2-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS8SEP20	0010429955	USD	(5,000,000.00)	(5,000,000.00)	2-Jun-20	2-Jun-20	8-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP20	0010429956	USD	(100,000,000.00)	(100,000,000.00)	2-Jun-20	2-Jun-20	9-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010429957	USD	(100,000,000.00)	(100,000,000.00)	2-Jun-20	2-Jun-20	14-Sep-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010429958	USD	(100,000,000.00)	(100,000,000.00)	2-Jun-20	2-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010429879	USD	(10,000,000.00)	(10,000,000.00)	1-Jun-20	3-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010429901	USD	(25,000,000.00)	(25,000,000.00)	2-Jun-20	3-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP20	0010429953	USD	(100,000,000.00)	(100,000,000.00)	2-Jun-20	3-Jun-20	10-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL20	0010430030	USD	(500,000,000.00)	(500,000,000.00)	2-Jun-20	3-Jun-20	31-Jul-20

	DIN/SELL USD/IBRD/DIN IBRDUS17AUG20	0010430031	USD	(250,000,000.00)	(250,000,000.00)	2-Jun-20	3-Jun-20	17-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010430032	USD	(250,000,000.00)	(250,000,000.00)	2-Jun-20	3-Jun-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS21AUG20	0010430051	USD	(200,000,000.00)	(200,000,000.00)	3-Jun-20	3-Jun-20	21-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS27AUG20	0010430052	USD	(200,000,000.00)	(200,000,000.00)	3-Jun-20	3-Jun-20	27-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS24AUG20	0010433499	USD	(50,000,000.00)	(50,000,000.00)	2-Jul-20	2-Jul-20	24-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010433528	USD	(50,000,000.00)	(50,000,000.00)	2-Jul-20	2-Jul-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010433531	USD	(150,000,000.00)	(150,000,000.00)	2-Jul-20	2-Jul-20	14-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010433548	USD	(150,000,000.00)	(150,000,000.00)	6-Jul-20	6-Jul-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS28SEP20	0010433550	USD	(328,600,000.00)	(328,600,000.00)	6-Jul-20	6-Jul-20	28-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP20	0010433551	USD	(30,000,000.00)	(30,000,000.00)	6-Jul-20	6-Jul-20	30-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS7AUG20	0010433556	USD	(45,000,000.00)	(45,000,000.00)	6-Jul-20	6-Jul-20	7-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP20	0010433558	USD	(100,000,000.00)	(100,000,000.00)	6-Jul-20	6-Jul-20	9-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS15SEP20	0010433543	USD	(15,000,000.00)	(15,000,000.00)	2-Jul-20	7-Jul-20	15-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS26AUG20	0010433559	USD	(30,000,000.00)	(30,000,000.00)	6-Jul-20	8-Jul-20	26-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP20	0010434721	USD	(104,000,000.00)	(104,000,000.00)	14-Jul-20	14-Jul-20	30-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS29SEP20	0010435589	USD	(50,000,000.00)	(50,000,000.00)	31-Jul-20	3-Aug-20	29-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS31AUG20	0010436027	USD	(30,000,000.00)	(30,000,000.00)	6-Aug-20	6-Aug-20	31-Aug-20

	DIN/SELL USD/IBRD/DIN IBRDUS14SEP20	0010436540	USD	(35,000,000.00)	(35,000,000.00)	12-Aug-20	13-Aug-20	14-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010436852	USD	(30,000,000.00)	(30,000,000.00)	17-Aug-20	21-Aug-20	21-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS23SEP20	0010437682	USD	(55,000,000.00)	(55,000,000.00)	31-Aug-20	31-Aug-20	23-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP20	0010437683	USD	(35,000,000.00)	(35,000,000.00)	31-Aug-20	1-Sep-20	30-Sep-20

	DIN/SELL USD/IBRD/DIN IBRDUS21SEP20	0010437684	USD	(30,000,000.00)	(30,000,000.00)	31-Aug-20	2-Sep-20	21-Sep-20

Sub-total Maturing Borrowings				(10,494,802,000.00)	(10,494,802,000.00)

Total Maturing Borrowings					(10,494,802,000.00)